                                                      Registration No. 333-31725
                                                                       ---------

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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                            PRE-EFFECTIVE AMENDMENT NO. 1
                            -----------------------------
                                     TO FORM S-6

                 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
            SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                                   ---------------

                          NATIONWIDE VLI SEPARATE ACCOUNT-4
                                (EXACT NAME OF TRUST)

                                   ---------------

                          NATIONWIDE LIFE INSURANCE COMPANY
                                 ONE NATIONWIDE PLAZA
                                 COLUMBUS, OHIO 43216
                 (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                                 GORDON E. McCUTCHAN
                                      SECRETARY
                                 ONE NATIONWIDE PLAZA
                                COLUMBUS, OHIO  43216
                       (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                   ---------------


    Title and amount of securities being registered: Flexible premium variable universal life insurance policies. Such policies are not issued in predetermined amounts or units.

    The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940.

    Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

[  ]     Check box if it is proposed that this filing will become effective on
(date) at (time) pursuant to Rule 487.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

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                                          1

                          CROSS REFERENCE TO ITEMS REQUIRED
                                    BY FORM N-8B-2

N-8B-2 ITEM                                           CAPTION IN PROSPECTUS

 1 . . . . . . . . . . . . . . . . . . . . Nationwide Life Insurance Company
                                           The Variable Account
 2 . . . . . . . . . . . . . . . . . . . . Nationwide Life Insurance Company
 3 . . . . . . . . . . . . . . . . . . . . Custodian of Assets
 4 . . . . . . . . . . . . . . . . . . . . Distribution of The Policies
 5 . . . . . . . . . . . . . . . . . . . . The Variable Account
 6 . . . . . . . . . . . . . . . . . . . . Not Applicable
 7 . . . . . . . . . . . . . . . . . . . . Not Applicable
 8 . . . . . . . . . . . . . . . . . . . . Not Applicable
 9 . . . . . . . . . . . . . . . . . . . . Legal Proceedings
10 . . . . . . . . . . . . . . . . . . . . Information About The Policies; How
                                           The Cash Value Varies; Right to
                                           Exchange for a Fixed Benefit Policy;
                                           Reinstatement; Other Policy
                                           Provisions
11 . . . . . . . . . . . . . . . . . . . . Investments of The Variable
                                           Account
12 . . . . . . . . . . . . . . . . . . . . The Variable Account
13 . . . . . . . . . . . . . . . . . . . . Policy Charges
                                           Reinstatement
14 . . . . . . . . . . . . . . . . . . . . Underwriting and Issuance -
                                           Premium Payments
                                           Minimum Requirements for
                                           Issuance of a Policy
15 . . . . . . . . . . . . . . . . . . . . Investments of the Variable
                                           Account; Premium Payments
16 . . . . . . . . . . . . . . . . . . . . Underwriting and Issuance -
                                           Allocation of Cash Value
17 . . . . . . . . . . . . . . . . . . . . Surrendering The Policy for Cash
18 . . . . . . . . . . . . . . . . . . . . Reinvestment
19 . . . . . . . . . . . . . . . . . . . . Not Applicable
20 . . . . . . . . . . . . . . . . . . . . Not Applicable
21 . . . . . . . . . . . . . . . . . . . . Policy Loans
22 . . . . . . . . . . . . . . . . . . . . Not Applicable
23 . . . . . . . . . . . . . . . . . . . . Not Applicable
24 . . . . . . . . . . . . . . . . . . . . Not Applicable
25 . . . . . . . . . . . . . . . . . . . . Nationwide Life Insurance Company
26 . . . . . . . . . . . . . . . . . . . . Not Applicable
27 . . . . . . . . . . . . . . . . . . . . Nationwide Life Insurance Company
28 . . . . . . . . . . . . . . . . . . . . Company Management
29 . . . . . . . . . . . . . . . . . . . . Company Management
30 . . . . . . . . . . . . . . . . . . . . Not Applicable
31 . . . . . . . . . . . . . . . . . . . . Not Applicable
32 . . . . . . . . . . . . . . . . . . . . Not Applicable
33 . . . . . . . . . . . . . . . . . . . . Not Applicable
34 . . . . . . . . . . . . . . . . . . . . Not Applicable
35 . . . . . . . . . . . . . . . . . . . . Nationwide Life Insurance Company
36 . . . . . . . . . . . . . . . . . . . . Not Applicable
37 . . . . . . . . . . . . . . . . . . . . Not Applicable
38 . . . . . . . . . . . . . . . . . . . . Distribution of The Policies
39 . . . . . . . . . . . . . . . . . . . . Distribution of The Policies
40 . . . . . . . . . . . . . . . . . . . . Not Applicable
41(a). . . . . . . . . . . . . . . . . . . Distribution of The Policies
42 . . . . . . . . . . . . . . . . . . . . Not Applicable
43 . . . . . . . . . . . . . . . . . . . . Not Applicable

N-8B-2 ITEM                                            CAPTION IN PROSPECTUS

44 . . . . . . . . . . . . . . . . . . . . How The Cash Value Varies
45 . . . . . . . . . . . . . . . . . . . . Not Applicable
46 . . . . . . . . . . . . . . . . . . . . How The Cash Value Varies
47 . . . . . . . . . . . . . . . . . . . . Not Applicable
48 . . . . . . . . . . . . . . . . . . . . Custodian of Assets
49 . . . . . . . . . . . . . . . . . . . . Not Applicable
50 . . . . . . . . . . . . . . . . . . . . Not Applicable
51 . . . . . . . . . . . . . . . . . . . . Summary of The Policies;
                                           Information About The Policies
52 . . . . . . . . . . . . . . . . . . . . Substitution of Securities
53 . . . . . . . . . . . . . . . . . . . . Taxation of The Company
54 . . . . . . . . . . . . . . . . . . . . Not Applicable
55 . . . . . . . . . . . . . . . . . . . . Not Applicable
56 . . . . . . . . . . . . . . . . . . . . Not Applicable
57 . . . . . . . . . . . . . . . . . . . . Not Applicable
58 . . . . . . . . . . . . . . . . . . . . Not Applicable
59 . . . . . . . . . . . . . . . . . . . . Financial Statements

                          NATIONWIDE LIFE INSURANCE COMPANY
                                   P.O. Box 182150
                              Columbus, Ohio  43218-2150
                          (800) 547-7548, TDD (800) 238-3035


             FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                     ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                    THROUGH ITS NATIONWIDE VLI SEPARATE ACCOUNT-4


The Life Insurance Policies offered by this prospectus are variable life insurance policies (collectively referred to as the "Policies"). The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. The Policies may also provide a Cash Surrender Value if the Policy is terminated during the lifetime of the Insured. Nationwide Life Insurance Company guarantees to keep the Policy in force during the Guaranteed Policy Continuation Period provided that minimum premium requirements have been met (See "Grace Period and Guaranteed Policy Continuation Provision"). The death benefit and Cash Value of the Policies may vary to reflect the experience of the Nationwide VLI Separate Account-4 (the "Variable Account") or the Fixed Account to which Cash Values are allocated.

The Policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code (the "Code").

The Policy Owner may allocate Net Premiums and Cash Value to one or more of the Sub-Accounts of the Variable Account and the Fixed Account. The assets of each Sub-Account will be used to purchase, at net asset value, shares of a designated Underlying Mutual Fund in the following series of the Underlying Mutual Fund options:

                          NATIONWIDE SEPARATE ACCOUNT TRUST:
                              Capital Appreciation Fund
                                 Government Bond Fund
                                  Money Market Fund
                                  Small Company Fund
                                  Total Return Fund

NATIONWIDE LIFE INSURANCE COMPANY (THE "COMPANY") GUARANTEES THAT THE DEATH BENEFIT FOR A POLICY WILL NEVER BE LESS THAN THE SPECIFIED AMOUNT STATED ON THE POLICY DATA PAGES AS LONG AS THE POLICY IS IN FORCE. THERE IS NO GUARANTEED CASH SURRENDER VALUE. IF THE CASH SURRENDER VALUE IS INSUFFICIENT TO COVER THE CHARGES UNDER THE POLICY, THE POLICY WILL LAPSE WITHOUT VALUE SUBJECT TO A GRACE PERIOD, UNLESS THE MINIMUM PREMIUM REQUIREMENTS HAVE BEEN MET (SEE "GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION"). THIS PROSPECTUS GENERALLY DESCRIBES ONLY THAT PORTION OF THE CASH VALUE ALLOCATED TO THE VARIABLE ACCOUNT. FOR A BRIEF SUMMARY OF THE FIXED ACCOUNT OPTION, SEE "THE FIXED ACCOUNT OPTION."

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.

                  THE DATE OF THIS PROSPECTUS IS NOVEMBER 3, 1997.

                                  GLOSSARY OF TERMS

ATTAINED AGE-The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT-An accounting unit of measure used to calculate the Cash Value of the Variable Account.

BENEFICIARY-The person to whom the Death Proceeds are paid.

CASH VALUE-The sum of the Policy values in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE-The Policy's Cash Value, less any Indebtedness under the Policy, less Surrender Charge.

CODE-The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life Insurance Company.

DEATH PROCEEDS-Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force prior to the Maturity Date.

FIXED ACCOUNT-An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT-All assets of the Company other than those of the Variable Account or in other separate accounts that have been or may be established by the Company.

GUARANTEED POLICY CONTINUATION PERIOD-The guaranteed period during which a Policy will continue in force and not lapse, and is the lesser of 30 Policy Years or the number of Policy Years until the Insured reaches Attained Age 65; provided that for Policies issued to an Insured age 55 or older, the Guaranteed Period is 10 years.

SEC GUIDELINE LEVEL PREMIUM-The amount of level annual premium calculated in accordance with the provisions of Rule 6(e)(3)(T) under Investment Company Act of 1940. It represents the level annual premiums required to mature the Policy under reasonable mortality and expense charges, and at an annual effective interest rate of 5%.

HOME OFFICE-The main office of the Company located in Columbus, Ohio.

INDEBTEDNESS-Amounts owed the Company as a result of Policy loans including both principal and accrued interest.


INITIAL INVESTMENT DATE- The later of the Policy Date or the date on which the Company receives the initial Premium at the Home Office.


INITIAL PREMIUM-The Initial Premium is the premium required for coverage to become effective on the Policy Date. It is shown on the Policy Data Page.

INSURED-The person whose life is covered by the Policy, and who is named on the Policy Data Page.

MATURITY DATE-The Policy Anniversary on or next following the Insured's 100th birthday.

MINIMUM MONTHLY PREMIUM-It is used to measure the total amount of premiums that must be paid during the Guaranteed Policy Continuation Period to keep the Policy in force and is shown on the Policy data page.

MINIMUM REQUIRED DEATH BENEFIT-Is the lowest death benefit which will qualify the Policy as life insurance under Section 7702 of the Code.

MINIMUM SPECIFIED AMOUNT- It is shown in the Policy data pages. Changes to the Policy which result in Specified Amount below the Minimum Specified Amount will not be processed.

MONTHLY ANNIVERSARY DAY-The same day as the Policy Date for each succeeding month.

NET AMOUNT AT RISK-The Net Amount At Risk can be determined as of the Monthly Anniversary Day or any other day. The Net Amount At Risk on a Monthly Anniversary Day is the death benefit minus the Cash Value prior to deduction of the base policy cost of insurance charge. On any other day the Net Amount At Risk is the death benefit minus the Cash Value.

NET ASSET VALUE-The worth of one share at the end of a market day or at the close of the New York Stock Exchange. Net Asset Value is computed by adding the value of all portfolio holdings plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

NET PREMIUMS-Net Premiums are equal to the actual premiums minus the percent of premium charge. The percent of premium charges are shown on the Policy Data Page.

POLICY ANNIVERSARY-The same day and month as the Policy Date for succeeding years.

POLICY CHARGES-All deductions made from the premiums and the Policy Cash Value.

POLICY DATE-The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy Data Page.

POLICY LOAN ACCOUNT-The Portion of the Cash Value which results from Policy Indebtedness.

POLICY OWNER-The person designated in the Policy application as the Owner.

POLICY YEAR-Each year commencing with the Policy Date and each Policy Anniversary thereafter.

SCHEDULED PREMIUM-The Scheduled Premium is shown on the Policy Data Page.

SPECIFIED AMOUNT-A dollar amount used to determine the death benefit under a Policy. It is shown on the Policy Data Page.

SUB-ACCOUNT-A part of the Variable Account, the assets of which are invested exclusively in a corresponding Underlying Mutual Fund.

SURRENDER CHARGE-An amount deducted from the Cash Value if the Policy is surrendered or if the Specified Amount is reduced as a result of a request from the Policy Owner.

TARGET PREMIUM-The annual premium at which the sales load is reduced on a current basis.

UNDERLYING MUTUAL FUNDS-The underlying mutual funds which correspond to the Sub-Accounts of the Variable Account.

VALUATION DATE-Each day the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

VALUATION PERIOD-A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT-A separate investment account of Nationwide Life Insurance Company. Nationwide VLI Separate Account-4.

                                  TABLE OF CONTENTS

GLOSSARY OF TERMS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
SUMMARY OF THE POLICIES. . . . . . . . . . . . . . . . . . . . . . . . . 6
    Variable Life Insurance. . . . . . . . . . . . . . . . . . . . . . . 6
    The Variable Account and its Sub-Accounts. . . . . . . . . . . . . . 6
    The Fixed Account. . . . . . . . . . . . . . . . . . . . . . . . . . 6
    Deductions and Charges . . . . . . . . . . . . . . . . . . . . . . . 6
    Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
NATIONWIDE LIFE INSURANCE COMPANY. . . . . . . . . . . . . . . . . . . . 9
THE VARIABLE ACCOUNT . . . . . . . . . . . . . . . . . . . . . . . . . . 9
    Investments of the Variable Account. . . . . . . . . . . . . . . . . 9
    -Nationwide Separate Account Trust . . . . . . . . . . . . . . . . .10
    Reinvestment . . . . . . . . . . . . . . . . . . . . . . . . . . . .11
    Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .11
    Dollar Cost Averaging. . . . . . . . . . . . . . . . . . . . . . . .12
    Substitution of Securities . . . . . . . . . . . . . . . . . . . . .12
    Voting Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . .12
INFORMATION ABOUT THE POLICIES . . . . . . . . . . . . . . . . . . . . .13
    Underwriting and Issuance. . . . . . . . . . . . . . . . . . . . . .13
    -Minimum Requirements for Issuance of a Policy . . . . . . . . . . .13
    -Premium Payments. . . . . . . . . . . . . . . . . . . . . . . . . .13
    Allocation of Net Premium and Cash Value . . . . . . . . . . . . . .13
    Short-Term Right to Cancel Policy. . . . . . . . . . . . . . . . . .14
POLICY CHARGES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .14
    Deductions from Premiums . . . . . . . . . . . . . . . . . . . . . .14
    Surrender Charges. . . . . . . . . . . . . . . . . . . . . . . . . .14
    -Reductions to Surrender Charges . . . . . . . . . . . . . . . . . .16
    Deductions from Cash Value . . . . . . . . . . . . . . . . . . . . .16
    -Monthly Cost of Insurance . . . . . . . . . . . . . . . . . . . . .16
    -Monthly Administrative Charge . . . . . . . . . . . . . . . . . . .17
    -Mortality and Expense Risk Charge . . . . . . . . . . . . . . . . .17
    Reduction of Charges . . . . . . . . . . . . . . . . . . . . . . . .18
HOW THE CASH VALUE VARIES. . . . . . . . . . . . . . . . . . . . . . . .18
    How the Investment Experience is Determined. . . . . . . . . . . . .18
    Net Investment Factor. . . . . . . . . . . . . . . . . . . . . . . .18
    Valuation of Assets. . . . . . . . . . . . . . . . . . . . . . . . .19
    Determining the Cash Value . . . . . . . . . . . . . . . . . . . . .19
    Valuation Periods and Valuation Dates. . . . . . . . . . . . . . . .19
SURRENDERING THE POLICY FOR CASH . . . . . . . . . . . . . . . . . . . .19
    Right to Surrender . . . . . . . . . . . . . . . . . . . . . . . . .19
    Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . .19
    Partial Surrenders . . . . . . . . . . . . . . . . . . . . . . . . .19
    -Preferred Partial Surrenders. . . . . . . . . . . . . . . . . . . .20
    -Reduction of the Specified Amount . . . . . . . . . . . . . . . . .20
    Maturity Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . .20
    Income Tax Withholding . . . . . . . . . . . . . . . . . . . . . . .20
POLICY LOANS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .20
    Taking a Policy Loan . . . . . . . . . . . . . . . . . . . . . . . .20
    Effect on Investment Performance . . . . . . . . . . . . . . . . . .21
    Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21
    Effect on Death Benefit and Cash Value . . . . . . . . . . . . . . .21
    Repayment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21
HOW THE DEATH BENEFIT VARIES . . . . . . . . . . . . . . . . . . . . . .22
    Calculation of the Death Benefit . . . . . . . . . . . . . . . . . .22
    Proceeds Payable on Death. . . . . . . . . . . . . . . . . . . . . .22
RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY . . . . . . . . . . . . . .22
CHANGES OF INVESTMENT POLICY . . . . . . . . . . . . . . . . . . . . . .23

GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION. . . . . . . .23
    Grace Period . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
    Guaranteed Policy Continuation Provision . . . . . . . . . . . . . .23
REINSTATEMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
THE FIXED ACCOUNT OPTION . . . . . . . . . . . . . . . . . . . . . . . .24
CHANGES IN EXISTING INSURANCE COVERAGE . . . . . . . . . . . . . . . . .24
    Specified Amount Increases . . . . . . . . . . . . . . . . . . . . .24
    Specified Amount Decreases . . . . . . . . . . . . . . . . . . . . .24
    Changes in the Death Benefit Option. . . . . . . . . . . . . . . . .25
OTHER POLICY PROVISIONS. . . . . . . . . . . . . . . . . . . . . . . . .25
    Policy Owner . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Beneficiary. . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . .26
    Error in Age or Sex. . . . . . . . . . . . . . . . . . . . . . . . .26
    Suicide. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
    Nonparticipating Policies. . . . . . . . . . . . . . . . . . . . . .26
    Riders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
LEGAL CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . .26
DISTRIBUTION OF THE POLICIES . . . . . . . . . . . . . . . . . . . . . .26
CUSTODIAN OF ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . .27
TAX MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .27
    Policy Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . .27
    -Federal Estate and Generation-Skipping Transfer Taxes . . . . . . .28
    -Non-Resident Aliens . . . . . . . . . . . . . . . . . . . . . . . .28
    Taxation of the Company. . . . . . . . . . . . . . . . . . . . . . .29
    Tax Changes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .29
THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .29
COMPANY MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . .30
    Directors of the Company . . . . . . . . . . . . . . . . . . . . . .30
    Executive Officers of the Company. . . . . . . . . . . . . . . . . .31
OTHER CONTRACTS ISSUED BY THE COMPANY. . . . . . . . . . . . . . . . . .31
STATE REGULATION . . . . . . . . . . . . . . . . . . . . . . . . . . . .32
REPORTS TO POLICY OWNERS . . . . . . . . . . . . . . . . . . . . . . . .32
ADVERTISING. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .32
LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . . . . .32
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
REGISTRATION STATEMENT . . . . . . . . . . . . . . . . . . . . . . . . .33
LEGAL OPINIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
APPENDIX 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .34
APPENDIX 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .36
APPENDIX 3 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .53
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . .56

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.


THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                               SUMMARY OF THE POLICIES

VARIABLE LIFE INSURANCE

The variable life insurance Policies offered by Nationwide Life Insurance Company (the "Company") provide for life insurance coverage on the Insured. The Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime.

The death benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Variable Account Sub-Accounts or the Fixed Account to which Cash Values are allocated (see "How the Death Benefit Varies"). There is no guaranteed Cash Surrender Value (see "How the Cash Value Varies"). If the Cash Surrender Value is insufficient to pay the Policy Charges, the Policy will lapse without value. Nationwide Life Insurance Company guarantees to keep the Policy in force during the Guaranteed Policy Continuation Period provided the premium requirements have been met (see "Underwriting and Issuance").

Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by the Internal Revenue Code ("Code"). Excess premiums paid may also cause the Policy to become a modified endowment contract. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy (see "Tax Matters").

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Net Premiums in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner selects the Sub-Accounts of the Variable Account or the Fixed Account into which the Cash Value will be allocated (see "Allocation of Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), the Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Assets of each Sub-Account are invested at net asset value in shares of a corresponding Underlying Mutual Fund (see "Allocation of Net Premium and Cash Value"). For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account."

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the Company's General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the premiums and the Cash Value of the Policy. These charges are made for administrative and sales expenses, tax expenses, providing life insurance protection and assuming the mortality and expense risks. For a discussion of any charges imposed by the Underlying Mutual Fund options, see the prospectuses of the respective Underlying Mutual Funds.

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 2.5% of such premium payment. On a current basis, the sales load, in all years, is 2.5% of premiums paid up to the Target Premium plus 0.5% of premiums in excess of the Target Premium. The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales surrender charge.

The Company also deducts a charge for tax expense equal to 3.5%, on both current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

    -    monthly cost of insurance; plus

    - monthly cost of any additional benefits provided by riders to the Policy; plus

    - an administrative expense charge. This charge is $10 per month in the first year and $5 per month in renewal years. The charge may be increased at the sole discretion of the Company but may not exceed $10 per month in the first year, $7.50 per month in renewal years; plus

    - mortality and expense risk charge. This charge is equal to an annual effective rate multiplied by the Cash Value attributable to the Variable Account. The annual effective rate is 0.60% for the first $25,000 of Cash Value attributable to the Variable Account, 0.30% for the next $225,000 of Cash Value attributable to the Variable Account and 0.10% for all Cash Value attributable to the Variable Account in excess of $250,000.

For Policies which are surrendered during the first nine Policy Years, the Company deducts a Surrender Charge. This Surrender Charge is comprised of an underwriting component and a sales component. The maximum initial Surrender Charge varies by issue age, sex, Specified Amount and underwriting classification and is calculated based on the initial Specified Amount. The Surrender Charge in renewal years is equal to a percentage of the initial Surrender Charge. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Specified Amount for Policies which are issued on a standard basis (see Appendix 1 for specific examples).

                       Initial Specified Amount $50,000-$99,999
     Issue         Male          Female          Male          Female
      Age      Non-Tobacco    Non-Tobacco      Standard       Standard

       25         $7.773         $7.518         $8.369         $7.818
       35          8.817          8.396          9.811          8.889
       45         12.185         11.390         13.884         12.164
       55         15.628         13.995         18.410         15.106
       65         22.274         19.043         26.559         20.607

                         Initial Specified Amount $100,000 +


     Issue         Male          Female          Male          Female
      Age      Non-Tobacco    Non-Tobacco      Standard       Standard

       25         $5.773         $5.518         $6.369         $5.818
       35          6.817          6.396          7.811          6.889
       45          9.685          8.890         11.384          9.664
       55         13.128         11.495         15.910         12.606
       65         21.274         18.043         25.559         19.607

Policies that are surrendered during the first nine Policy Years following an increase in the Specified Amount will incur a Surrender Charge associated with the increase. This Surrender Charge is comprised of an underwriting component and a sales component. The maximum initial Surrender Charge associated with the increase is based on the attained age at the time of the increase, the underwriting classification of the increase, sex, and the amount of the increase in Specified Amount. The actual initial Surrender Charge associated with the increase is based upon the maximum initial Surrender Charge associated with the increase and the premium received within one year of the increase in Specified Amount.


Increases that are caused by a change in the death benefit option that preserves the Net Amount At Risk are not subject to a Surrender Charge (for a discussion on death benefit options see "Calculation of the Death Benefit"). The Surrender Charge associated with the increase for Policy Years following the increase is a percentage of the initial Surrender Charge.


The following table illustrates the maximum initial Surrender Charge per $1,000 of Specified Amount increase for Policies increasing coverage on a standard basis.

     ISSUE      MALE          FEMALE           MALE           FEMALE
      AGE    NON-TOBACCO    NON-TOBACCO       STANDARD       STANDARD
       25      $3.464         $3.311           $3.821         $3.491
       35       4.090          3.837            4.686          4.133
       45       5.811          5.334            6.830          5.798
       55       7.877          6.897            9.546          7.563
       65      12.764         10.826           15.335         11.764

The renewal surrender charge is reduced by any partial surrender charge actually paid on previous decreases in Specified Amount.

Decreases in Specified Amount, that are not associated with a partial withdrawal or a death benefit option change that preserves the Net Amount At Risk, will incur a proportional Surrender Charge. For a Policy with prior increases in Specified Amounts, these decreases will be made on a LIFO (last in first out) basis and therefore decrease each segment in reverse order of its effective date. For each segment that is reduced by the decrease, a proportional surrender charge will be incurred. The total Surrender Charge for the decrease will be the sum of these proportional surrender charges for the decreases in various segments.

Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. The management fees and other expenses for each Underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the Underlying Mutual Fund's average assets, are as follows:

                        UNDERLYING MUTUAL FUND ANNUAL EXPENSES
                            (AFTER EXPENSE REIMBURSEMENT)

                                       ----------------------------------------
                                         Management       Other         Total
                                            Fees        Expenses       Expenses
--------------------------------------------------------------------------------
     NSAT-Capital Appreciation Fund         0.65%          0.03%          0.68%
--------------------------------------------------------------------------------
     NSAT-Government Bond Fund              0.55%          0.02%          0.57%
--------------------------------------------------------------------------------
     NSAT-Money Market Fund                 0.45%          0.02%          0.47%
--------------------------------------------------------------------------------
     NSAT Small Company Fund                1.00%          0.10%          1.10%
--------------------------------------------------------------------------------
     NSAT-Total Return Fund                 0.65%          0.03%          0.68%
--------------------------------------------------------------------------------


The Underlying Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against the Variable Account or reductions in Cash Value. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's net asset value, which is the share price used to calculate the Variable Account's unit value. The management fees and other expenses are more fully described in the prospectuses for each individual Underlying Mutual Fund. None of the above Underlying Mutual Funds are subject to 12b-1 fees or fee waiver or expense reimbursement arrangements.

PREMIUMS

The minimum Initial Premium for which a Policy may be issued is equal to three times the initial Minimum Monthly Premium.

For a limited time, the Policy Owner has the right to cancel the Policy and receive an amount specified by the laws of the state in which the policy was issued (see "Short-Term Right to Cancel Policy").

The Initial Premium is due on the Policy Date. It will be credited on the Initial Investment Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value at this time. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy data page.

Premiums, other than the Initial Premium may be made at any time while the Policy is in force subject to the limits described below. During the Guaranteed Policy Continuation Period, the total premium payments less any Policy Indebtedness, less any partial surrenders, must be greater than or equal to the sum of the Minimum Monthly Premiums in order to guarantee the Policy remain in force. The Minimum Monthly Premiums are shown on the Policy data page.

The Company will send Scheduled Premium payment reminder notices to the Policy Owner according to the premium mode shown on the Policy data page.

The Initial Premium may be paid to the Company at our Home Office or to an authorized agent. All premiums after the first are payable at our Home Office. Premium receipts will be furnished upon request.

Each premium must be at least $50. The Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in any increase in the Net Amount At Risk. Also, we will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify your Policy as a contract for life insurance. Where permitted by state law, we may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments.

                          NATIONWIDE LIFE INSURANCE COMPANY

The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the Nationwide Insurance Enterprise which includes Nationwide Mutual Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Fire Insurance Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company. The Company's Home Office is at One Nationwide Plaza, Columbus, Ohio 43216.

The Company offers a complete line of life insurance and annuities. It is admitted to do business in all states, the District of Columbia, and Puerto Rico (for additional information, see "The Company").

                                 THE VARIABLE ACCOUNT

The Variable Account was established by a resolution of the Company's Board of Directors, on December 3, 1987, pursuant to Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216 serves as Trustee for the Trust. Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216 serves as principal underwriter for the Trust. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The death benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account (see "How the Death Benefit Varies" and "How the Cash Value Varies").

Net Premium payments and Cash Value are allocated within the Variable Account among one or more Sub-Accounts (see "Tax Matters"). The assets of each Sub-Account are used to purchase shares of the Underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

At the time of application, the Policy Owner elects to have the Net Premiums allocated among one or more of the Variable Account Sub-Accounts and the Fixed Account (see "Allocation of Net Premium and Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may
exercise his or her short-term right to cancel the Policy.   At the end of this
period, the Cash Value in that Sub-Account will be transferred to the Variable Account Sub-Accounts based on the Fund allocation factors. Any subsequent Net Premiums received after this period will be allocated based on the Fund allocation factors.

No less than 5% of Net Premiums may be allocated to any one Sub-Account or the Fixed Account. The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund option and as set forth in this prospectus (see "Transfers", "Allocation of Net Premium and Cash Value" and "Short-Term Right to Cancel Policy").

The Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the Underlying Mutual Funds' prospectuses. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds.

Additional Premium payments, upon acceptance, will be allocated to the Nationwide Separate Account Money Market Fund unless the Policy Owner specifies otherwise (see "Premium Payments").

Nationwide Separate Account Trust is a registered investment company which receives investment advice from a registered investment adviser, and is managed by Nationwide Advisory Services, Inc.

A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. More detailed information may be found in the current prospectus for each Underlying Mutual Fund option. A prospectus for the Underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

- NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust (the "Trust") is a diversified open-end management investment company created under the laws of Massachusetts. The Trust offers shares in the five separate Mutual Funds listed below, each with its own investment objectives. Currently, shares of the Trust will be sold only to life insurance company separate accounts to fund the benefits under variable life insurance policies or variable annuity contracts issued by life insurance companies. The assets of the Trust are managed by Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216, a wholly-owned subsidiary of Nationwide Life Insurance Company.

-   CAPITAL APPRECIATION FUND

    INVESTMENT OBJECTIVE: The Fund is designed for investors who are interested in long-term growth. The Fund seeks to meet its objective primarily through a diversified portfolio of the common stock of companies which the investment manager determines have a better-than-average potential for sustained capital growth over the long term.

-   GOVERNMENT BOND FUND

    INVESTMENT OBJECTIVE: To provide as high a level of income as is consistent with capital preservation through investing primarily in bonds and securities issued or backed by the U.S. Government, its agencies or instrumentalities.

-   MONEY MARKET FUND

    INVESTMENT OBJECTIVE: To seek as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

-   SMALL COMPANY FUND

    INVESTMENT OBJECTIVE: The Fund seeks long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. Nationwide Advisory Services, Inc. ("NAS"), the Fund's adviser, has contracted with a group of sub-advisers, each of which will manage a portion of the Fund's portfolio. These sub-advisers are the Dreyfus Corporation, Neuberger & Berman, L. P., Pictet International Management Limited, Van Eck Associates Corporation, Strong Capital Management, Inc. and Warburg Pincus Counsellors, Inc. The sub-advisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing a number of investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

-   TOTAL RETURN FUND

    INVESTMENT OBJECTIVE: To obtain a reasonable long-term total return (i.e., earnings growth plus potential dividend yield) on invested capital from a flexible combination of current return and capital gains through investments in common stocks, convertible issues, money market instruments and bonds with a primary emphasis on common stocks.

REINVESTMENT

The Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the Underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy (see "Allocation of Cash Value").

TRANSFERS

The Policy Owner may transfer amounts between the Fixed Account and the Sub-accounts, without penalty or adjustment, subject to the following requirements. During any Policy Year, the Company reserves the right to restrict such transfers between the Fixed Account and the Sub-Accounts to one transfer per Policy Year.

The Company reserves the right to restrict the amount transferred from the Fixed Account to 20% of that portion of the Cash Value attributable to the Fixed Account as of the end of the previous Policy Year. Transfers out of the Fixed Account effected by dollar cost averaging are not subject to this restriction (see "Dollar Cost Averaging").

Transfers made to the Fixed Account may not be made either: (a) prior to the first Policy Anniversary; or (b) within 12 months subsequent to a prior transfer. The Company reserves the right to restrict the amount transferred to the Fixed Account to 20% of that portion of Cash Value attributable to the Sub-Accounts as of the close of business of the prior Valuation Period. The Company further reserves the right to refuse a transfer to the Fixed Account, in the event the Cash Value attributable to the Fixed Account should be greater than or equal to 30% of the Cash Value.

Transfers may be made either in writing or, in states allowing such transfers, by telephone. In states allowing telephone transfers, and if the Owner so elects, the Company will also permit the Policy Owner to utilize the Telephone Exchange Privilege for exchanging amounts among Sub-Account options. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner. The Company may determine to withdraw the Telephone Exchange Privilege, upon 30 days written notice to Policy Owners.

Policy Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

Policies described in this prospectus may in some cases be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, such firms or individuals obtain authorization from multiple Policy Owners to make transfers and exchanges among the Sub-Accounts (the Underlying Mutual Funds) on the basis of perceived market trends. Because of the unusually large transfers of funds associated with some of these transactions, the ability of the Company or Underlying Mutual Funds to process such transactions may be compromised, and the execution of such transactions may possibly disadvantage or work to the detriment of other Policy Owners not utilizing market timing services.

Accordingly, the right to exchange Cash Surrender Values among the Sub-Accounts may be subject to modification if such rights are exercised by a market timing firm or any other third party authorized to initiate transfer or exchange transactions on behalf of multiple Policy Owners. THE RIGHTS OF INDIVIDUAL POLICY OWNERS TO EXCHANGE CASH SURRENDER VALUES, WHEN INSTRUCTIONS ARE SUBMITTED DIRECTLY BY THE POLICY OWNER, OR BY THE POLICY OWNER'S REPRESENTATIVE OF RECORD AS AUTHORIZED BY THE EXECUTION OF A VALID NATIONWIDE LIMITED POWER OF ATTORNEY FORM, WILL NOT BE MODIFIED IN ANY WAY. In modifying such rights, the Company may, among other things, not accept (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or (2) the transfer or exchange instructions of individual policy owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner at the same time. The Company will not impose any such restrictions or otherwise modify exchange rights unless such action is reasonably intended to prevent the use of such rights in a manner that will disadvantage or potentially impair the contract rights of other Policy Owners.

DOLLAR COST AVERAGING

The Policy Owner may direct the Company to automatically transfer from the Money Market Sub-Account or the Fixed Account to any other Sub-Account within the Variable Account on a monthly basis or as frequently as otherwise authorized by the Company. This service is intended to allow the Policy Owner to utilize dollar cost averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that dollar cost averaging, will result in a profit or protect against loss in a declining market. To qualify for dollar cost averaging, there must be a minimum total Cash Value, less Policy Indebtedness, of $15,000. Transfers for purposes of dollar cost averaging can only be made from the Money Market Sub-Account or the Fixed Account. The minimum monthly dollar cost averaging transfer is $100. In addition, dollar cost averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the dollar cost averaging program is requested. Transfers out of the Fixed Account, other than for dollar cost averaging, may be subject to certain additional restrictions (see "Transfers" above). A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the Money Market Sub-Account or the Fixed Account will be processed monthly until either the value in the Money Market Sub-Account or the Fixed Account is completely depleted or the Policy Owner instructs the Company in writing to cancel the transfers.


The Company reserves the right to discontinue offering dollar cost averaging upon 30 days' written notice to Policy Owners however, any such discontinuation would not affect dollar cost averaging programs already commenced. The Company currently does not assess a processing fee for this service, however, it reserves the right to do so in the future.


SUBSTITUTION OF SECURITIES

If shares of the Underlying Mutual Fund options should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by Net Premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply only with respect to Cash Value allocated to the Sub-Accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the Underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the Underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each Sub-Account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the net asset value of one share of that Underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.

The Company will vote Underlying Mutual Fund shares in accordance with instructions received from the Policy Owners. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the Underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                            INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. At issue, the Policy Owner selects the initial Specified Amount and premium. The minimum Specified Amount is $50,000 ($100,000 in Pennsylvania and New Jersey) for non-preferred policies and $100,000 for preferred policies. Policies may be issued to Insureds who are 80 or younger at the time of issue. Before issuing any Policy, the Company requires satisfactory evidence of insurability which may include a medical examination.

-Premium Payments

The Initial Premium for a Policy is payable in full at the Company's Home Office or to an authorized agent. Upon payment of an initial premium, temporary insurance may be provided, subject to a maximum amount. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of Initial Premium, and delivery of the policy while the Insured is still living.

Premiums, other than the Initial Premium, may be made at any time while the Policy is in force subject to the limits described below. During the Guaranteed Policy Continuation Period, the total premium payments less any Policy Indebtedness and less any partial surrenders must be greater than or equal to the sum of the Minimum Monthly Premiums in order to guarantee the Policy remain in force. The Minimum Monthly Premium is shown in the Policy data page.

Each premium payment must be at least $50. Additional premium payments may be made at any time while the Policy is in force. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the Net Amount At Risk. Also, the Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract for life insurance. The Company may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments. Additional premium payments or other changes to the contract, may jeopardize the Policy's non-modified endowment status. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when non-modified endowment contract status is in jeopardy (see "Tax Matters").

ALLOCATION OF NET PREMIUM AND CASH VALUE

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future Net Premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%. At the time a Policy is issued, its Cash Value will be determined as if the Policy had been issued and the Initial Net Premium is invested on the date such premium was received in good order by the Company.

In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), the Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Net Premiums not designated for the Fixed Account will be placed in the Nationwide Separate Account Trust Money Market Sub-Account. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective Sub-Account(s). The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in the prospectus. Net Premiums allocated to the Fixed Account at the time of application may not be transferred prior to the first Policy Anniversary (see "Transfers" and "Investments of the Variable Account").

SHORT-TERM RIGHT TO CANCEL POLICY

A Policy may be returned for cancellation within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or to the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the amount prescribed by the state in which the Policy was issued within seven days after it receives the Policy. The amount of the refund will be either the Premiums paid or the Cash Value less Indebtedness. The scope of this right varies by state.

                                    POLICY CHARGES

DEDUCTIONS FROM PREMIUMS

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 2.5% of such premium payment. On a current basis, the sales load in all Policy Years is 2.5% of premium paid up to the Target Premium plus 0.5% of premiums in excess of the Target Premium. The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales surrender charge.

The Company also deducts from premium payments a tax expense charge of 3.5%, on both current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company expects to pay an average state premium tax rate of approximately 2.25% of premiums for all states, although such tax rates range by state from 0% to 4%. To reimburse the Company for the payment of state premium taxes associated with the Policies, the Company deducts a charge for state premium taxes equal to 2.25% of all premium payments received. This charge may be more or less than the amount actually assessed by the state in which a particular Policy Owner lives. The 1.25% federal tax component is designed to reimburse the Company for expenses incurred from federal taxes imposed under Section 848 of the Code. The Company does not expect to make a profit from this charge.

SURRENDER CHARGES

The Company will deduct a Surrender Charge from the Policy's Cash Value for any Policy surrendered during the first nine Policy Years. The maximum initial Surrender Charge varies by issue age, sex, Specified Amount and underwriting classification and is calculated based on the initial Specified Amount. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Specified Amount for Policies which are issued on a standard basis (see Appendix 1 for specific examples).

              Initial Specified Amount $50,000-$99,999

Issue       Male          Female         Male          Female
 Age     Non-Tobacco    Non-Tobacco    Standard       Standard

 25        $7.773         $7.518        $8.369         $7.818
 35         8.817          8.396         9.811          8.889
 45        12.185         11.390        13.884         12.164
 55        15.628         13.995        18.410         15.106
 65        22.274         19.043        26.559         20.607


              Initial Specified Amount $100,000+

Issue       Male          Female         Male          Female
 Age     Non-Tobacco    Non-Tobacco    Standard       Standard

 25        $5.773         $5.518        $6.369         $5.818
 35         6.817          6.396         7.811          6.889
 45         9.685          8.890        11.384          9.664
 55        13.128         11.495        15.910         12.606
 65        21.274         18.043        25.559         19.607

The Surrender Charge is comprised of two components: an underwriting component and sales component. The underwriting component varies by issue age in the following manner:

                                 Charge per $1,000 of
                               Initial Specified Amount

         Issue          Specified Amounts        Specified Amounts
          Age           less than $100,000       $100,000 or more
          0-35                $6.00                   $4.00
         36-55                 7.50                    5.00
         56-80                 7.50                    6.50

The underwriting component is designed to cover the administrative expenses associated with underwriting and issuing the Policy, including the costs of processing applications, conducting medical exams, determining insurability and the Insured's underwriting class, and establishing policy records. The Company does not expect to profit from the underwriting component. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are borne by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Deductions from the Cash Value"). Additional premiums and/or income earned on assets in the Variable Account have no effect on these charges. The remainder of the Surrender Charge which is not attributable to the underwriting component represents the sales component. In no event will this component exceed 26 1/2% of the lesser of the SEC Guideline Level Premium required in the first year or the premiums actually paid in the first year. The purpose of the sales component is to reimburse the Company for some of the expenses incurred in the distribution of the Policies. The Company also deducts 3.5% of each premium for sales load (see "Deductions from Premiums").

Policies that are surrendered during the first nine Policy Years following an increase in the Specified Amount will incur a Surrender Charge associated with the increase. This Surrender Charge is comprised of an underwriting component and sales component. The maximum initial Surrender Charge associated with the increase is based on the attained age at the time of the increase, the underwriting classification of the increase, sex, and the amount of the increase in Specified Amount. The actual initial Surrender Charge associated with the increase is based upon the maximum initial Surrender Charge and the premium received within one year of the increase in Specified Amount.

Increases that are caused by a change in death benefit option (See "Changes in the Death Benefit Option") that preserve the Net Amount At Risk are not subject to a Surrender Charge. The Surrender Charge associated with the increase for Policy Years following the increase is a percentage of the initial Surrender Charge.

The following table illustrates the maximum initial Surrender Charge per $1,000 of Specified Amount increase for Policies increasing coverage on a standard basis.

Issue       Male          Female         Male          Female
 Age     Non-Tobacco    Non-Tobacco    Standard       Standard
 25        $3.464         $3.311        $3.821         $3.491
 35         4.090          3.837         4.686          4.133
 45         5.811          5.334         6.830          5.798
 55         7.877          6.897         9.546          7.563
 65        12.764         10.826        15.335         11.764

-Reductions to Surrender Charges

The Surrender Charges are reduced in subsequent Policy Years in the following manner:

              Surrender Charge                   Surrender Charge
  Completed   as a % of Initial   Completed      as a % of Initial
 Policy Years Surrender Charges   Policy Years   Surrender Charges
     0              100%               5               60%
     1              100%               6               50%
     2               90%               7               40%
     3               80%               8               30%
     4               70%               9+               0%

The renewal surrender charge is reduced by any partial surrender charge actually paid on previous decreases in Specified Amount.

For the Initial Specified Amount, a completed Policy Year (in the chart above) is measured from the Issue Date. For any increase in Specified Amount, a completed Policy Year (in the chart above) is measured from the effective date of the increase.

Special guaranteed maximum Surrender Charges apply in Pennsylvania (see Appendix
1).


Decreases in Specified Amount requested by a Policy Owner will incur Surrender Charge. This proportion is equal to the decrease in Specified Amount divided by the Specified Amount prior to the decrease. In the case of a Policy with prior increases, these fractional surrender charges will be calculated separately for the Initial Specified Amount and each increase in Specified Amount. For a Policy with prior increases in Specified Amounts, these decreases will be made on a LIFO (last in first out) basis and therefore decrease each segment in reverse order of its effective date.

Decreases in Specified Amount resulting from a partial surrender or a death benefit option change that preserves the Net Amount Risk will not incur a proportional Surrender Charge.


DEDUCTIONS FROM CASH VALUE

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

    -    monthly cost of insurance charges; plus

    -    monthly cost of any additional benefits provided by riders; plus

    -    monthly administrative expense charge; plus

    -    mortality and expense risk charge.

These deductions will be charged proportionately to the Cash Value in each Variable Account Sub-Account and the Fixed Account.

-Monthly Cost of Insurance

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the Net Amount At Risk.

If death benefit Option 1 or Option 3 is in effect and there have been increases in the Specified Amount, then the Cash Value shall first be considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the additional increases in Specified Amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will not exceed those guaranteed in the Policy. Guaranteed cost of insurance rates for Policies issued on Specified Amounts less than $100,000 are based on the 1980 Commissioners Extended Term Mortality Table, Age Last Birthday (1980 CET). Guaranteed cost of insurance rates for Policies issued on Specified Amounts $100,000 or more are based on the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for Policies issued on a substandard basis are based on appropriate percentage multiples of the guaranteed cost of insurance rate on a standard basis. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the mortality tables are unisex.

For Policies issued in Texas on a standard basis ("Special Class - Standard" in Texas), guaranteed cost of insurance rates for Specified Amounts less than $100,000 are based on 130% of the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). For Policies issued in the state of Montana, the mortality tables are unisex.

The rate class of an Insured may affect the cost of insurance rate. The Company currently places Insureds into both standard rate classes and substandard classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks. The Company may also issue certain Policies on a "Non Medical" basis to certain categories of individuals. Due to the underwriting criteria established for Policies issued on a Non Medical basis, actual rates will be higher than the current cost of insurance rates being charged under Policies that are medically underwritten.

-Monthly Administrative Charge

The Company deducts a monthly Administrative Expense Charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for certain actual administrative expenses. The Company does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. Currently, this charge is $10 per month in the first year, $5 per month in renewal years. The Company may at its sole discretion increase this charge. However, the Company guarantees that this charge will never exceed $10 per month in the first year and $7.50 per month in renewal years.

-Mortality and Expense Risk Charge

The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risks assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered in the early Policy Years.

To compensate the Company for assuming these risks associated with the Policies, the Company deducts on a monthly basis from the Cash Value attributable to the Variable Account a charge to provide for mortality and expense risks. This charge is equivalent to an annual effective rate of 0.60% of the first $25,000 of Cash Value attributable to the Variable Account, 0.30% of the next $225,000 of Cash Value attributable to the Variable Account, and 0.10% of Cash Value attributable to the Variable Account in excess of $250,000. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from this charge. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are born by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Surrender Charges").

The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-Accounts of the Variable Account (see "Taxation of the Company"). The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

REDUCTION OF CHARGES

The Policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the Company reserves the right to reduce or eliminate the sales load, mortality and expense risk charges, surrender charge, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.

Eligibility for and the amount of these reductions will be determined by a number of factors, including the number of Insureds, the total premium expected to be paid, total assets under management for the Policy Owner, the nature of the relationship among individual Insureds, the purpose for which the Policies are being purchased, the expected persistency of individual Policies, and any other circumstances which, in the opinion of the Company is rationally related to the expected reduction in expenses. The extent and nature of reductions may change from time to time. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to Policy Owners.

                              HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any Net Premium applied since the previous Valuation Date, minus any partial surrenders, plus or minus any investment results, minus any surrender charge for decreases in Specified Amount, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each Sub-Account is converted to Accumulation Units of that Sub-Account. The conversion is accomplished by dividing the amount of Cash Value allocated to a Sub-Account by the value of an Accumulation Unit for the Sub-Account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) where:

(a) is the net of:

    (1) the net asset value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period, plus

    (2) the per share amount of any dividend or capital gain distributions made by the Underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, plus or minus.

    (3) the per share charge or credit for taxes reserved for, if any, which is determined by the Company to have resulted from the investment operations of the Sub-Account.

(b) is the net of:

    (1) the net asset value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period, plus or minus

    (2) the per share charge or credit, if any, for any taxes reserved for in the immediately preceding Valuation Period (see "Taxation of the Company").

For Underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of Underlying Mutual Fund shares, because of any charge or credit for tax reserves.

VALUATION OF ASSETS

Underlying Mutual Fund shares in the Variable Account will be valued at their net asset value.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy and amounts credited to the Fixed Account and the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each Sub-Account are determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. (For a description of the annual effective credited rates, see "The Fixed Account Option" and "Policy Loans.") Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

                           SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed and, the Company may require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchanges, or by a commercial bank or a savings and loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender and the Policy, minus any charges, Indebtedness or other deductions due on that date, which may also include a Surrender Charge.

PARTIAL SURRENDERS

After the Policy has been in force for one year, the Policy Owner may request a partial surrender. When a partial surrender is made, the Cash Value will be reduced by the amount of the partial surrender. Further, the Specified Amount will be reduced by the amount necessary to prevent any increase to the Net Amount At Risk, unless the partial surrender is treated as a preferred partial surrender. Partial surrenders will be permitted only if they satisfy the following requirements:

    1.   The minimum partial surrender is $200;

    2. The partial surrender may not reduce the Specified Amount below the Minimum Specified Amount;

    3. During the first ten Policy Years, the maximum amount of a partial surrender cannot exceed 10% of Cash Surrender Value as of the beginning of the Policy Year;

    4. After the completion of ten Policy Years, the maximum amount of a partial surrender is the Cash Surrender Value less the greater of $500 or three monthly deductions; and

    5. After the partial surrender, the Policy continues to qualify as life insurance.

-Preferred Partial Surrenders

A partial surrender is considered a preferred partial surrender if the following conditions are met: (1) such surrender occurs before the 15th Policy Anniversary; and (2) the surrender amount plus the amount of any previous preferred policy surrenders in that same Policy Year does not exceed 10% of the Cash Surrender Value as of the beginning of the Policy Year.

-Reduction of the Specified Amount

When a partial surrender is made, in addition to the Cash Value being reduced by the amount of the partial surrender, the Specified Amount may also be reduced, except for a preferred partial surrender. The reduction to the Specified Amount will be made in the following order: (1) against the most recent increase in the Specified Amount; (2) against the next most recent increases in the Specified Amount in succession; and (3) against the Specified Amount under the original application.

The Company reserves the right to deduct a fee from the partial surrender amount. The maximum fee is shown on the Policy data page. Certain partial surrenders may result in currently taxable income and tax penalties (see "Tax Matters").

MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any Indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following: (1) the value each year of the life insurance protection provided, (2) an amount equal to any employer-paid premiums; or (3) some or all of the amount by which the current value exceeds the employer's interest in the Contract. Participants should consult with the sponsor or the administrator of the Plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

                                     POLICY LOANS
TAKING A POLICY LOAN

The Policy Owner may take a Policy loan at any time using the Policy as security. Maximum Policy Indebtedness is limited to Cash Value attributable to both Fixed and Policy Loan Accounts, and 90% of the Cash Value of the Variable Account, less any Surrender Charges The Company will not grant a loan for an amount less than $200. Should the Death Proceeds become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy Indebtedness will be deducted from the death benefit, Cash Surrender Value or the maturity proceeds, respectively.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchanges; or by a commercial bank or a savings and loan which is a member of the Federal Deposit Insurance Corporation. Certain policy loans may result in currently taxable income and tax penalties (see "Tax Matters").

A Policy Owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the Policy from lapsing. The amount of such payments necessary to prevent the Policy from lapsing would increase with age (see "Tax Matters").

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one Sub-Account, withdrawals from Sub-Accounts will be made in proportion to the assets in each Variable Sub-Account at the time of the loan. Policy loans will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Sub-Accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

The annual effective loan interest rate charged on Policy Loans is 3.9%.

On a current basis, the Cash Value in the Policy Loan Account is credited with an annual effective rate of 3% during Policy Years 1 through 10 and an annual effective rate of 3.9% during the 11th and subsequent Policy Years. The Company may change the current interest crediting rate on the policy loans at any time at its sole discretion. However, the crediting rate is guaranteed never to be lower than 3% during Policy Years 1 through 10 and 3.65% during the 11th and subsequent Policy Years. In the event that it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, the Company retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which the Company considers to be more likely to result in the transaction being treated as a loan under Federal tax law.

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. The earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the Fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each Policy Year or at the time of loan repayment. Unpaid interest will be added to the existing Policy Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness.

Whenever the total Policy Indebtedness exceeds the Cash Value less any Surrender Charges, and if the Guaranteed Policy Continuation Period is not in effect, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Policy Indebtedness to an amount equal to the total Cash Value less any Surrender Charges plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the Indebtedness may be repaid at any time while the Policy is in force during the Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable Sub-Accounts and the Fixed Account in proportion to the Policy Owner's Underlying Mutual Fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. The Company reserves the right to require that any loan repayments resulting from Policy loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                             HOW THE DEATH BENEFIT VARIES

CALCULATION OF THE DEATH BENEFIT

At issue, the Policy Owner selects the Specified Amount and the death benefit option. At issue, the Policy Owner also irrevocably elects either of the following tests qualifying the Policy as life insurance under Section 7702 of the Code: 1.) Guideline Premium/Cash Value Corridor Test or 2.) the Cash Value Accumulation Test.

While the Policy is in force, the death benefit will never be less than the Specified Amount. The death benefit may vary with the Cash Value of the Policy, which depends on investment performance.

The Policy Owner may choose one of three death benefit options.

Under OPTION 1, the death benefit will be the greater of the Specified Amount or Minimum Required Death Benefit. Under OPTION 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable, the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations.

Under OPTION 2, the death benefit will be the greater of the Specified Amount plus the Cash Value as of the date of death, or Minimum Required Death Benefit and will vary directly with the investment performance.


Under OPTION 3, the death benefit is the greater of: the Minimum Required Death Benefit or the sum of the Specified Amount on the date of death and accumulated premium account which consists of all premium payments accumulated to date of death less partial surrenders accumulated to date of death. The accumulations will be calculated based on the OPTION 3 interest rate shown on the Policy data page. In no event will the accumulated premium account be less than zero or greater than the maximum accumulated premium account shown on the Policy data page. Once elected, OPTION 3 is irrevocable.


For any death benefit option, the calculation of the Minimum Required Death Benefit is shown on the Policy Data Page. The Minimum Required Death Benefit is the lowest death benefit which will qualify the Policy as life insurance under
Section 7702 of the Code. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Code where the Policy Owner has selected Guideline Premium/Cash Value Corridor Test.

PROCEEDS PAYABLE ON DEATH

The actual Death Proceeds payable on the Insured's death will be the death benefit as described above, less any Policy Indebtedness and less any unpaid Policy Charges. Under certain circumstances, the Death Proceeds may be adjusted (see "Incontestability", "Error in Age or Sex", and "Suicide").

                     RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

The Policy Owner may exchange the Policy for a flexible premium adjustable life insurance policy offered by the Company on the Policy Date. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the Policy Date. No evidence of insurability will be required.

The Policy Owner and Beneficiary under the new policy will be the same as those under the exchanged Policy on the effective date of the exchange. The new policy will have a death benefit on the exchange date not more than the death benefit of the original Policy immediately prior to the exchange date. The new policy will have the same Policy Date and issue age as the original Policy. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any Indebtedness may be transferred to the new policy.

The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Policy Owner, the Company will pay the excess to the Policy Owner in cash. The exchange may be subject to federal income tax withholding (see "Income Tax Withholding").

                             CHANGES OF INVESTMENT POLICY

The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, the Policy may be converted to a substantially comparable General Account life insurance policy offered by the Company on the life of the Insured. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. The Company will not require evidence of insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the Policy converted on the date of such conversion.

              GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION

GRACE PERIOD

If the Cash Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current monthly deduction, and the Guaranteed Policy Continuation Provision is not in effect, a grace period will be allowed for the payment of a premium of at least four times the current monthly deduction. The Company will send the Policy Owner a notice at the start of the grace period, at the address in the application or another address specified by the Policy Owner, stating the amount of premium required. The grace period will end 61 days after the day the notice is mailed. If sufficient premium is not received by the Company by the end of the grace period, the Policy will lapse without value. If Death Proceeds become payable during the grace period, the Company will pay the Death Proceeds.

GUARANTEED POLICY CONTINUATION PROVISION

This Policy will not lapse during the Guaranteed Policy Continuation Period provided that on each Monthly Anniversary Day (1) is greater than or equal to
(2) where:

    (1) Is the sum of all premiums paid to date minus any Indebtedness, and minus any partial surrenders; and

    (2) Is the sum of Minimum Monthly Premiums required since the Policy Date including the Minimum Monthly Premium for the current Monthly Anniversary Day.

The Guaranteed Policy Continuation Period is the lesser of 30 Policy Years or the number of Policy Years until the Insured reaches Attained Age 65. For Policies issued to ages greater than 55, the Guaranteed Policy Continuation Period is 10 Policy Years.

                                    REINSTATEMENT

If the grace period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

    1. submitting a written request at any time within 3 years after the end of the grace period and prior to the Maturity Date;

    2.   providing evidence of insurability satisfactory to the Company;

    3. paying sufficient premium to cover all policy charges that were due and unpaid during the grace period;

    4. paying sufficient premium to keep the Policy in force for 3 months from the date of reinstatement; and

    5. paying or reinstating any Indebtedness against the Policy which existed at the end of the grace period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

    1.   the Cash Value at the end of the grace period; or

    2. the Surrender Charge for the Policy Year in which the Policy was reinstated.

Unless the Policy Owner has provided otherwise, all amounts will be allocated based on the Underlying Mutual Fund allocation factors in effect at the start of the grace period.

                               THE FIXED ACCOUNT OPTION

Under exemptive and exclusionary provisions, interests in the Company's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein is subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the Company's General Account. The Company's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request the Company will inform the Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                        CHANGES IN EXISTING INSURANCE COVERAGE

The Policy Owner may request certain changes in the insurance coverage under the Policy. Any request must be in writing and received at the Company's Home Office. No change will take effect unless the Cash Surrender Value, after the change, is sufficient to keep the Policy in force for at least 3 months.

SPECIFIED AMOUNT INCREASES

After the first Policy Year, the Policy Owner may request an increase to the Specified Amount. Any increase will be subject to the following conditions:

    1.   the request must be applied for in writing;

    2.   satisfactory evidence of insurability must be provided;

    3.   the increase must be for a minimum of $10,000;

    4. the Cash Surrender Value is sufficient to continue the Policy in force for at least 3 months; and

    5.   age limits are the same as for a new issue.

Any approved increase will have an effective date of the Monthly Anniversary Day on or next following the date the Company approves the supplemental application. The Company reserves the right to limit the number of Specified Amount increases to one each Policy Year.

SPECIFIED AMOUNT DECREASES

After the first Policy Year, the Policy Owner may also request a decrease to the Specified Amount. Any approved decrease will be effective on the Monthly Anniversary Day on or next following the date the Company receives the request. Any such decrease shall reduce insurance in the following order:

    1.   against insurance provided by the most recent increase;

    2.   against the next most recent increases successively; and

    3.   against insurance provided under the original application.

The Company reserves the right to limit the number of Specified Amount decreases to one each Policy Year. The Company will refuse a request for a decrease which would:

    1.   reduce the Specified Amount to less than the Minimum Specified Amount;
         or

    2.   disqualify the Policy as a contract for life insurance.

CHANGES IN THE DEATH BENEFIT OPTION

After the first Policy Year, the Policy Owner may elect to change the death benefit option under the Policy from either Option 1 to Option 2, or from Option 2 to Option 1. Initial elections to Option 3 are irrevocable. Accordingly, such changes to or from Option 3 are not permitted. Only one change of death benefit option is permitted per Policy Year. The effective date of such change will be the Monthly Anniversary Day following the date such change is approved by the Company.

In order for any such change in the death benefit option to become effective, the Cash Surrender Value, after such change, must be sufficient to keep the Policy in force for at least three months subsequent to said change.

The Company will adjust the Specified Amount such that the Net Amount At Risk remains constant before and after the death benefit option change. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Code where the Policy Owner has selected Guideline Premium/Cash Value Corridor Test.

                               OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent Policy Owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insureds, the Death Proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its Home Office. Any assignment will not affect any payments made or actions taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest payment of the Death Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for 2 years from its effective date.

ERROR IN AGE OR SEX

If the age or sex of the Insured has been misstated, the death benefit and Cash Value will be adjusted. The amount of the death benefit will be (1) multiplied by (2) and then the result added to (3), where:

    (1)  is the Net Amount At Risk at the time of the Insured's death;

    (2) is the ratio of the monthly cost of insurance applied in the policy month of death and the monthly cost of insurance that should have been applied at the true age and sex in the policy month of death; and

    (3)  is the Cash Value at the time of the Insured's death.

The Cash Value will be adjusted to reflect the cost of insurance charges on the correct age and sex from the Policy Date.

SUICIDE

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Company will pay no more than the sum of the premiums paid, less any Indebtedness and less any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of the Company.

RIDERS

A rider may be added as an addition to the Policy.  Riders currently include:

    1.   Maturity Extension Endorsement;
    2.   Spouse Rider;
    3.   Child Rider;
    4.   Waiver of Monthly Deductions Rider;
    5.   Accidental Death Benefit Rider;
    6.   Additional Protection Rider;
    7.   Accelerated Death Benefit Rider;
    8.   Change of Insured Rider; and

Rider availability varies by state.

                                 LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in ARIZONA GOVERNING COMMITTEE V. NORRIS that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                             DISTRIBUTION OF THE POLICIES

The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. NAS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide DCVA-II, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates. NAS is a wholly owned subsidiary of the Company.

NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, which are open-end management investment companies.

Gross first year commissions plus any expense allowance payments paid by the Company on the sale of these Policies provided by the General Distributor will not exceed 90% of the Target Premium plus 4% of any excess premium payments. Gross renewal commissions in years 2 through 10 paid by the Company will not exceed 4% of actual premium payment, and will not exceed 2% in Policy Years 11 and thereafter.

                                 CUSTODIAN OF ASSETS

      The Company serves as the Custodian of the assets of the Variable Account.

                                     TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill or chronically ill individuals) are subject to federal income taxes in a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the Cash Value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled or the distribution is part of an annuity to the Policy Owner as defined in the Code. Under certain circumstances, certain distributions made under a Policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are excludable from gross income.

The Policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the policy's non-modified endowment status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to
Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a Policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the Internal Revenue Service have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

A total surrender or cancellation of the Policy by lapse or the maturity of the Policy on its Maturity Date may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

- Federal Estate and Generation-Skipping Transfer Taxes

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, an estate of less than $600,000 (inclusive of certain predeath gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the Insured dies, the death benefit will generally be included in the lnsured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policy Owner, such as the right to borrow on the Policy, or the right to name a new Beneficiary.

If the Policy Owner (whether or not he or she is the Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax. In addition, if such Policy Owner transfers the Policy to someone two or more generations younger than the Policy Owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the Policy.

Similarly, if the Beneficiary is two or more generations younger than the Insured, the payment of the Death Proceeds at the death of the Insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Treasury Department, the Company may be required to withhold a portion of the Death Proceeds and pay them directly to the Internal Revenue Service as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the Policy Owner should consult with counsel and other competent advisors regarding these taxes,

- Non-Resident Aliens

Distributions to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. The Company is required to withhold such amount from the Distribution and remit it to the Internal Revenue Service. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the Internal Revenue Service. In addition, for any Distribution made after December 31, 1997, the NRA must obtain an individual Taxpayer Identification Number from the Internal Revenue Service, and furnish that number to the Company prior to the Distribution. If the Company does not have the proper proof of citizenship or residency and (for Distributions after December 31, 1997) a proper individual Taxpayer Identification Number prior to any Distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

A payment may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes,

Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if not taxpayer identification number, or an incorrect taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the Internal Revenue Service, is general and is not intended as tax advice.

In the recent past, the Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the Policies. It is reasonable to believe that such proposals, and other proposals will be considered in the future, and some may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Policy.

If the Policy Owner, Insured, or Beneficiary or other person receiving any benefit or interest in or from the Policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the Policy, the Death Benefit, or other Distributions and/or ownership of the Policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively.
There is no way of predicting if, when, and to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO INSURANCE POLICIES. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.

                                     THE COMPANY

The life insurance business, including annuities, is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company serves as depositor for the Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-3, Nationwide Variable Account-4, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Fidelity Advisor Variable Account, Nationwide Variable Account-8, MFS Variable Account, Nationwide Multi-Flex Variable Account, Nationwide VLI Separate Account, Nationwide VLI

Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account, Nationwide DC Variable Account and the Nationwide DCVA-II, each of which is a registered investment company, and each of which is a separate investment account of the Company.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares Home Office, other facilities and equipment with Nationwide Mutual Insurance Company.

                                  COMPANY MANAGEMENT

Nationwide Life Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Indemnity Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Financial Services, Inc. is the sole shareholder of Nationwide Life.

DIRECTORS OF THE COMPANY

                                 Director
           Name                   Since     Principal Occupation

    Lewis J. Alphin               1993      Farm Owner and Operator (1)
    Keith W. Eckel                1996      Partner, Fred W. Eckel Sons;
                                            President, Eckel Farms, Inc. (1)
    Willard J. Engel              1994      General Manager Lyon County
                                            Co-Operative Oil Company (1)
    Fred C. Finney                1992      Owner and Operator, Moreland Fruit
                                            Farm; Operator, Melrose Orchard (1)
    Charles L. Fuellgraf, Jr. *+  1969      Chief Executive Officer, Fuellgraf
                                            Electric Company. (1)
    Joseph J. Gasper *+           1996      President and Chief Operating
                                            Officer, Nationwide Life Insurance
                                            Company and Nationwide Life and
                                            Annuity Insurance Company. (2)
    Henry S. Holloway *+          1986      Farm Owner and Operator (1)
    Dimon Richard McFerson *+     1988      Chairman and Chief Executive
                                            Officer, Nationwide Insurance
                                            Enterprise (2)
    David O. Miller *+            1985      President, Owen Potato Farm, Inc.;
                                            Partner, M&M Enterprises (1)
    C. Ray Noecker                1994      Owner and Operator, Noecker Farms
                                            (1)
    James F. Patterson +          1989      Vice President, Pattersons, Inc.;
                                            President, Patterson Farms, Inc.
                                            (1)

    Arden L. Shisler *+           1984      President and Chief Executive
                                            Officer, K&B Transport, Inc. (1)
    Robert L. Stewart             1989      Owner and Operator, Sunnydale Farms
                                            and Mining (1)
    Nancy C. Thomas *             1986      Farm Owner and Operator. (1)
    Harold W. Weihl               1990      Farm Owner and Operator, Weihl
                                            Farms (1)

 *Member, Executive Committee      +Member, Investment Committee

1)  Principal occupation for last five years.
2) Prior to assuming this current position, Messrs. McFerson and Gasper held other executive management positions with the companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life and Annuity Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.

Messrs. Holloway, McFerson, Miller, Patterson, Shisler and Fuellgraf are directors of Nationwide Financial Services, Inc. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment company. Mr. McFerson is trustee of Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

EXECUTIVE OFFICERS OF THE COMPANY

NAME                     OFFICE HELD

Dimon Richard McFerson   Chairman and Chief Executive Officer-
                         Nationwide Insurance Enterprise
Joseph J. Gasper         President and Chief Operating Officer
Gordon E. McCutchan      Executive Vice President, Law and Corporate
                         Services and Secretary
                         Officer
Robert J. Woodward, Jr.  Executive Vice President-Chief Investment
                         Officer
Susan A. Wolken          Senior Vice President - Life Company
                         Operations
W. Sidney Druen          Senior Vice President and General Counsel
                         and Assistant Secretary
Harvey S. Galloway, Jr.  Senior Vice President and Chief Actuary
Richard A. Karas         Senior Vice President - Sales and Financial
                         Services
Mark R. Thresher         Vice President - Controller
Duane M. Campbell        Vice President - Treasurer

Mr. Gasper is also President and Chief Operating Officer of Nationwide Life and Annuity Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life and Annuity Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Thresher, who joined the Registrant in 1996. From 1988-1996, Mr. Thresher served as a partner in the accounting firm KPMG Peat Marwick LLP and lead partner for Nationwide Insurance Enterprise from 1993-1996.

                        OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                   STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                               REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner at the last known address of record, an annual statement showing the amount of the current death benefit, the Cash Value, Cash Surrender Value, premiums paid, monthly charges deducted since the last report, and the amounts invested in the Fixed Account, each Sub-Account, and any Policy Indebtedness.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the 1940 Act.

In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in death benefit option, changes in future premium allocation, transfers among Sub-Accounts, premium payments, loans, loan repayments, reinstatement and termination.

                                     ADVERTISING

The Company is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                                  LEGAL PROCEEDINGS

From time to time the Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. In February 1997, Nationwide Life was named as a defendant in a lawsuit filed in New York Supreme Court also related to the sale of whole life policies on a "vanishing premium" basis (JOHN H. SNYDER v. NATIONWIDE MUTUAL INSURANCE COMPANY, NATIONWIDE MUTUAL INSURANCE CO. AND NATIONWIDE LIFE INSURANCE CO.). The plaintiff in such lawsuit seeks to represent a national class of Nationwide Life policyholders and claims unspecified compensatory and punitive damages. This lawsuit is in an early stage and has not been certified as a class action. Nationwide Life intends to defend these cases vigorously. There can be no assurance that any future litigation relating to pricing and sales practices will not have a material adverse effect on the Company.

The General Distributor, Nationwide Advisory Services, Inc., is not engaged in any material litigation of any nature.

                                       EXPERTS

The financial statements and schedules have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                    LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Dietrich, Reynolds & Koogler, One Nationwide Plaza, Columbus, Ohio 43216. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                      APPENDIX 1
                                   ILLUSTRATION OF
                                  SURRENDER CHARGES

Example 1: A female non-tobacco, age 45, purchases a Policy with a Specified Amount of $50,000 and a Scheduled Premium of $750. She now wishes to surrender the Policy during the first Policy year. By using the initial surrender charge table reproduced below, (also see "Surrender Charges") the total surrender charge per thousand multiplied by the Specified Amount expressed in thousands equals the total surrender charge of $569.50 ($11.390 x 50=569.50).

Example 2: A male non-tobacco, age 35, purchases a Policy with a Specified Amount of $100,000 and a Scheduled Premium of $1100. He now wants to surrender the Policy in the sixth Policy Year. The total initial surrender charge is calculated using the method illustrated above. (surrender charge per 1000 6.817 x 100=681.70 maximum initial surrender charge). Because the fifth Policy Year has been completed, the maximum initial surrender charge is reduced by multiplying it by the applicable percentage factor from the "Reductions to Surrender Charges" table below. (Also see "Reductions to Surrender Charges"). In this case, $681.70 x 60%=$409.02.

Maximum Surrender Charge per $1,000 of initial Specified Amount for policies which are issued on a standard basis.


                       Initial Specified Amount $50,000-$99,999
--------------------------------------------------------------------------------
        ISSUE         MALE         FEMALE          MALE          FEMALE
         AGE      NON-TOBACCO    NON-TOBACCO     STANDARD       STANDARD
--------------------------------------------------------------------------------
          25         $7.773         $7.518         $8.369         $7.818
--------------------------------------------------------------------------------
          35          8.817          8.396          9.811          8.889
--------------------------------------------------------------------------------
          45         12.185         11.390         13.884         12.164
--------------------------------------------------------------------------------
          55         15.628         13.995         18.410         15.106
--------------------------------------------------------------------------------
          65         22.274         19.043         26.559         20.607
--------------------------------------------------------------------------------


                          Initial Specified Amount $100,000+
--------------------------------------------------------------------------------
        ISSUE         MALE         FEMALE          MALE          FEMALE
         AGE      NON-TOBACCO    NON-TOBACCO     STANDARD       STANDARD
--------------------------------------------------------------------------------
          25         $5.773         $5.518         $6.369         $5.818
--------------------------------------------------------------------------------
          35          6.817          6.396          7.811          6.889
--------------------------------------------------------------------------------
          45          9.685          8.890         11.384          9.664
--------------------------------------------------------------------------------
          55         13.128         11.495         15.910         12.606
--------------------------------------------------------------------------------
          65         21.274         18.043         25.559         19.607
--------------------------------------------------------------------------------

                           Reductions to Surrender Charges.
--------------------------------------------------------------------------------
                     SURRENDER CHARGE                       SURRENDER CHARGE
      COMPLETED     AS A % OF INITIAL         COMPLETE      AS A % OF INITIAL
     POLICY YEARS   SURRENDER CHARGES       POLICY YEAR     SURRENDER CHARGES
--------------------------------------------------------------------------------
        0                100%                   5                 60%
--------------------------------------------------------------------------------
        1                100%                   6                 50%
--------------------------------------------------------------------------------
        2                 90%                   7                 40%
--------------------------------------------------------------------------------
        3                 80%                   8                 30%
--------------------------------------------------------------------------------
        4                 70%                  9+                  0%
--------------------------------------------------------------------------------

The current Surrender Charges are the same for all states. However, in Pennsylvania the guaranteed maximum Surrender Charges are spread out over 14 years. The guaranteed maximum Surrender Charge in subsequent years in Pennsylvania is reduced in the following manner:


     COMPLETED       SURRENDER CHARGE        COMPLETED      SURRENDER CHARGE         COMPLETED      SURRENDER CHARGE
       POLICY        AS A % OF INITIAL        POLICY         AS A % OF INITIAL       POLICY         AS A % OF INITIAL
       YEARS          SURRENDER CHARGES        YEARS         SURRENDER CHARGES         YEARS         SURRENDER CHARGES
        0                100%                   5                 60%                  10                 20%
        1                100%                   6                 50%                  11                 15%
        2                 90%                   7                 40%                  12                 10%
        3                 80%                   8                 30%                  13                  5%
        4                 70%                   9                 25%                  14+                 0%

The illustrations of current values in this prospectus are the same for Pennsylvania. However, the illustrations of guaranteed values in this prospectus do not reflect guaranteed maximum Surrender Charges which are spread out over 14 years. If this contract is issued in Pennsylvania, please contact the Home Office for an illustration.

The Company has no plans to change the current Surrender Charges.

                                      APPENDIX 2
                            ILLUSTRATIONS OF CASH VALUES,
                                CASH SURRENDER VALUES,
                                 AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and death benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Policies would go into default, at which time additional premium payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional premium payments are made, no Cash Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or death benefit option.

The amounts shown for the Cash Value, Cash Surrender Value and death benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.65%. This effective rate is based on the average of the fund expenses for the preceding year for all mutual fund options available under the policy as of March 31, 1997.

Taking into account the Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.65%, 5.35% and 11.35%.

The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and Death benefits than those illustrated.

The Cash Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Cash Value for any Policy surrendered in full during the first nine Policy Years.

The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, sex, smoking classification, rating classification and premium payment requested.

                                DEATH BENEFIT OPTION 1
                    $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                    CURRENT VALUES

                           0% HYPOTHETICAL                         6% HYPOTHETICAL                      12% HYPOTHETICAL
                       GROSS INVESTMENT RETURN                  GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
                       -----------------------                  -----------------------              -----------------------

             PREMIUMS
             PAID PLUS             CASH                                 CASH                                  CASH
     POLICY  INTEREST    CASH      SURR         DEATH        CASH       SURR        DEATH        CASH         SURR         DEATH
      YEAR     AT 5%     VALUE     VALUE       BENEFIT       VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
      ----     -----     -----     -----       -------       -----      -----      -------       -----        -----       -------

         1      788       406        0         50,000         438          0        50,000        471           0          50,000
         2     1,614      853       279        50,000         945         371       50,000       1,041         468         50,000
         3     2,483     1,281      764        50,000        1,461        945       50,000       1,658        1,141        50,000
         4     3,394     1,690     1,231       50,000        1,989       1,530      50,000       2,326        1,867        50,000
         5     4,351     2,085     1,683       50,000        2,531       2,129      50,000       3,056        2,654        50,000
         6     5,357     2,463     2,119       50,000        3,087       2,743      50,000       3,852        3,508        50,000
         7     6,412     2,826     2,539       50,000        3,659       3,372      50,000       4,723        4,436        50,000
         8     7,520     3,172     2,942       50,000        4,246       4,017      50,000       5,675        5,446        50,000
         9     8,683     3,502     3,330       50,000        4,849       4,677      50,000       6,719        6,546        50,000
        10     9,905     3,814     3,814       50,000        5,469       5,469      50,000       7,863        7,863        50,000
        11    11,188     4,110     4,110       50,000        6,105       6,105      50,000       9,119        9,119        50,000
        12    12,535     4,387     4,387       50,000        6,759       6,759      50,000       10,499       10,499       50,000
        13    13,949     4,647     4,647       50,000        7,431       7,431      50,000       12,017       12,017       50,000
        14    15,434     4,887     4,887       50,000        8,121       8,121      50,000       13,690       13,690       50,000
        15    16,993     5,108     5,108       50,000        8,830       8,830      50,000       15,534       15,534       50,000
        16    18,630     5,309     5,309       50,000        9,559       9,559      50,000       17,570       17,570       50,000
        17    20,349     5,462     5,462       50,000       10,283      10,283      50,000       19,799       19,799       50,000
        18    22,154     5,562     5,562       50,000       10,998      10,998      50,000       22,246       22,246       50,000
        19    24,049     5,611     5,611       50,000       11,709      11,709      50,000       24,943       24,943       50,000
        20    26,039     5,615     5,615       50,000       12,419      12,419      50,000       27,932       27,932       50,000
        21    28,129     5,557     5,557       50,000       13,116      13,116      50,000       31,252       31,252       50,000
        22    30,323     5,432     5,432       50,000       13,798      13,798      50,000       34,950       34,950       50,000
        23    32,626     5,230     5,230       50,000       14,457      14,457      50,000       39,082       39,082       50,000
        24    35,045     4,942     4,942       50,000       15,089      15,089      50,000       43,716       43,716       51,148
        25    37,585     4,559     4,559       50,000       15,686      15,686      50,000       48,852       48,852       56,668
        26    40,252     4,067     4,067       50,000       16,243      16,243      50,000       54,509       54,509       62,685
        27    43,052     3,456     3,456       50,000       16,752      16,752      50,000       60,756       60,756       68,654
        28    45,992     2,711     2,711       50,000       17,204      17,204      50,000       67,661       67,661       75,103
        29    49,079     1,811     1,811       50,000       17,590      17,590      50,000       75,301       75,301       82,078
        30    52,321      734        34        50,000       17,895      17,895      50,000       83,767       83,767       89,630

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                    $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                    CURRENT VALUES


                    0% HYPOTHETICAL                               6% HYPOTHETICAL                       12% HYPOTHETICAL
              GROSS INVESTMENT RETURN                          GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
              -----------------------                          -----------------------              -----------------------

           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH        SURR       DEATH        CASH       SURR       DEATH         CASH         SURR         DEATH
   YEAR      AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT      VALUE        VALUE        BENEFIT
   ----      -----       -----      -----      -------      -----      -----       -------      -----        -----        -------

        1     788         404         0         50,404       436         0         50,436        469           0           50,469
        2    1,614        848        274        50,848       939        365        50,939       1,035         461          51,035
        3    2,483       1,270       753        51,270      1,449       932        51,449       1,643        1,127         51,643
        4    3,394       1,672      1,213       51,672      1,966      1,507       51,966       2,299        1,840         52,299
        5    4,351       2,056      1,654       52,056      2,495      2,093       52,495       3,011        2,610         53,011
        6    5,357       2,422      2,078       52,422      3,034      2,690       53,034       3,784        3,440         53,784
        7    6,412       2,770      2,483       52,770      3,584      3,298       53,584       4,623        4,336         54,623
        8    7,520       3,100      2,870       53,100      4,145      3,915       54,145       5,534        5,304         55,534
        9    8,683       3,410      3,238       53,410      4,715      4,543       54,715       6,524        6,352         56,524
       10    9,905       3,700      3,700       53,700      5,295      5,295       55,295       7,600        7,600         57,600
       11   11,188       3,971      3,971       53,971      5,885      5,885       55,885       8,771        8,771         58,771
       12   12,535       4,220      4,220       54,220      6,483      6,483       56,483       10,045       10,045        60,045
       13   13,949       4,448      4,448       54,448      7,090      7,090       57,090       11,432       11,432        61,432
       14   15,434       4,654      4,654       54,654      7,704      7,704       57,704       12,943       12,943        62,943
       15   16,993       4,838      4,838       54,838      8,325      8,325       58,325       14,589       14,589        64,589
       16   18,630       4,998      4,998       54,998      8,952      8,952       58,952       16,383       16,383        66,383
       17   20,349       5,103      5,103       55,103      9,553      9,553       59,553       18,306       18,306        68,306
       18   22,154       5,148      5,148       55,148      10,119     10,119      60,119       20,366       20,366        70,366
       19   24,049       5,135      5,135       55,135      10,653     10,653      60,653       22,579       22,579        72,579
       20   26,039       5,071      5,071       55,071      11,156     11,156      61,156       24,965       24,965        74,965
       21   28,129       4,939      4,939       54,939      11,611     11,611      61,611       27,529       27,529        77,529
       22   30,323       4,732      4,732       54,732      12,007     12,007      62,007       30,286       30,286        80,286
       23   32,626       4,443      4,443       54,443      12,332     12,332      62,332       33,245       33,245        83,245
       24   35,045       4,064      4,064       54,064      12,574     12,574      62,574       36,419       36,419        86,419
       25   37,585       3,585      3,585       53,585      12,718     12,718      62,718       39,821       39,821        89,821
       26   40,252       2,998      2,998       52,998      12,749     12,749      62,749       43,462       43,462        93,462
       27   43,052       2,295      2,295       52,295      12,653     12,653      62,653       47,359       47,359        97,359
       28   45,992       1,467      1,467       51,467      12,413     12,413      62,413       51,527       51,527       101,527
       29   49,079        502        502        50,502      12,009     12,009      62,009       55,981       55,981       105,981
       30   52,321        (*)        (*)         (*)        11,414     11,414      61,414       60,734       60,734       110,734

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                   $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                    CURRENT VALUES


                       0% HYPOTHETICAL                     6% HYPOTHETICAL                     12% HYPOTHETICAL
                    GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
                    -----------------------               -----------------------          -----------------------

       PREMIUMS
        PAID PLUS                 CASH                             CASH                              CASH
POLICY    INTEREST    CASH        SURR        DEATH      CASH      SURR       DEATH        CASH      SURR       DEATH
  YEAR     AT 5%      VALUE       VALUE       BENEFIT    VALUE     VALUE      BENEFIT      VALUE     VALUE      BENEFIT
------   -------      -----       -----       -------    -----     -----      -------      -----     -----      -------
    1      1260        590          0         50,000      640         0       50,000         690         0       50,000
    2      2,583      1,195        502        50,000     1,333       640      50,000        1,479       786      50,000
    3      3,972      1,774       1,150       50,000     2,041      1,418     50,000        2,333     1,709      50,000
    4      5,431      2,341       1,787       50,000     2,779      2,225     50,000        3,276     2,722      50,000
    5      6,962      2,898       2,413       50,000     3,549      3,064     50,000        4,319     3,834      50,000
    6      8,570      3,444       3,028       50,000     4,353      3,937     50,000        5,472     5,056      50,000
    7     10,259      3,979       3,632       50,000     5,192      4,846     50,000        6,750     6,403      50,000
    8     12,032      4,503       4,226       50,000     6,070      5,793     50,000        8,165     7,888      50,000
    9     13,893      5,016       4,808       50,000     6,988      6,780     50,000        9,736     9,528      50,000
   10     15,848      5,519       5,519       50,000     7,948      7,948     50,000       11,479    11,479      50,000
   11     17,901      6,012       6,012       50,000     8,954      8,954     50,000       13,416    13,416      50,000
   12     20,056      6,408       6,408       50,000     9,926      9,926     50,000       15,496    15,496      50,000
   13     22,318      6,719       6,719       50,000    10,874     10,874     50,000       17,752    17,752      50,000
   14     24,694      6,955       6,955       50,000    11,812     11,812     50,000       20,223    20,223      50,000
   15     27,189      7,111       7,111       50,000    12,733     12,733     50,000       22,938    22,938      50,000
   16     29,808      7,135       7,135       50,000    13,597     13,597     50,000       25,908    25,908      50,000
   17     32,559      7,028       7,028       50,000    14,405     14,405     50,000       29,194    29,194      50,000
   18     35,447      6,773       6,773       50,000    15,147     15,147     50,000       32,855    32,855      50,000
   19     38,479      6,367       6,367       50,000    15,824     15,824     50,000       36,969    36,969      50,000
   20     41,663      5,814       5,814       50,000    16,443     16,443     50,000       41,633    41,633      50,000
   21     45,006      5,082       5,082       50,000    16,982     16,982     50,000       46,958    46,958      50,000
   22     48,517      4,141       4,141       50,000    17,426     17,426     50,000       52,960    52,960      55,607
   23     52,202      2,955       2,955       50,000    17,754     17,754     50,000       59,573    59,573      62,551
   24     56,073      1,481       1,481       50,000    17,940     17,940     50,000       66,857    66,857      70,200
   25     60,136       (*)         (*)          (*)     17,957     17,957     50,000       74,875    74,875      78,619
   26     64,403       (*)         (*)          (*)     17,779     17,779     50,000       83,698    83,698      87,883
   27     68,883       (*)         (*)          (*)     17,365     17,365     50,000       93,401    93,401      98,071
   28     73,587       (*)         (*)          (*)     16,666     16,666     50,000      104,065   104,065     109,268
   29     78,527       (*)         (*)          (*)     15,614     15,614     50,000      115,777   115,777     121,566
   30     83,713       (*)         (*)          (*)     14,112     14,112     50,000      128,630   128,630     135,062


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                   $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                    CURRENT VALUES


                           0% HYPOTHETICAL                         6% HYPOTHETICAL                   12% HYPOTHETICAL
                       GROSS INVESTMENT RETURN                 GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                       -----------------------                 -----------------------           -----------------------

       PREMIUMS
        PAID PLUS                  CASH                               CASH                               CASH
POLICY   INTEREST       CASH       SURR          DEATH      CASH      SURR          DEATH      CASH      SURR     DEATH
  YEAR    AT 5%         VALUE      VALUE         BENEFIT    VALUE     VALUE         BENEFIT    VALUE     VALUE    BENEFIT
------   ------         -----      -----         -------    -----     -----         -------    -----     -----    -------
    1      1260          583         0           50,583      632        0           50,632      682        0       50,682
    2     2,583         1,174       481          51,174     1,311      618          51,311     1,454      761      51,454
    3     3,972         1,734      1,110         51,734     1,996     1,372         51,996     2,281     1,657     52,281
    4     5,431         2,277      1,722         52,277     2,702     2,147         52,702     3,184     2,629     53,184
    5     6,962         2,803      2,318         52,803     3,430     2,945         53,430     4,171     3,686     54,171
    6     8,570         3,313      2,897         53,313     4,182     3,766         54,182     5,251     4,835     55,251
    7    10,259         3,806      3,459         53,806     4,958     4,611         54,958     6,433     6,087     56,433
    8    12,032         4,282      4,005         54,282     5,758     5,481         55,758     7,728     7,451     57,728
    9    13,893         4,743      4,535         54,743     6,585     6,377         56,585     9,147     8,939     59,147
   10    15,848         5,187      5,187         55,187     7,439     7,439         57,439    10,703    10,703     60,703
   11    17,901         5,615      5,615         55,615     8,320     8,320         58,320    12,409    12,409     62,409
   12    20,056         5,928      5,928         55,928     9,128     9,128         59,128    14,176    14,176     64,176
   13    22,318         6,138      6,138         56,138     9,872     9,872         59,872    16,021    16,021     66,021
   14    24,694         6,259      6,259         56,259    10,558    10,558         60,558    17,965    17,965     67,965
   15    27,189         6,282      6,282         56,282    11,176    11,176         61,176    20,008    20,008     70,008
   16    29,808         6,149      6,149         56,149    11,661    11,661         61,661    22,098    22,098     72,098
   17    32,559         5,865      5,865         55,865    12,010    12,010         62,010    24,240    24,240     74,240
   18    35,447         5,415      5,415         55,415    12,198    12,198         62,198    26,425    26,425     76,425
   19    38,479         4,802      4,802         54,802    12,219    12,219         62,219    28,663    28,663     78,663
   20    41,663         4,038      4,038         54,038    12,076    12,076         62,076    30,968    30,968     80,968
   21    45,006         3,097      3,097         53,097    11,732    11,732         61,732    33,320    33,320     83,320
   22    48,517         1,960      1,960         51,960    11,157    11,157         61,157    35,698    35,698     85,698
   23    52,202          607        607          50,607    10,315    10,315         60,315    38,082    38,082     88,082
   24    56,073          (*)        (*)           (*)       9,169     9,169         59,169    40,445    40,445     90,445
   25    60,136          (*)        (*)           (*)       7,680     7,680         57,680    42,758    42,758     92,758
   26    64,403          (*)        (*)           (*)       5,820     5,820         55,820    45,003    45,003     95,003
   27    68,883          (*)        (*)           (*)       3,549     3,549         53,549    47,149    47,149     97,149
   28    73,587          (*)        (*)           (*)        827       827          50,827    49,161    49,161     99,161
   29    78,527          (*)        (*)           (*)        (*)       (*)            (*)     50,992    50,992    100,992
   30    83,713          (*)        (*)           (*)        (*)       (*)            (*)     52,579    52,579    102,579


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                  $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                    CURRENT VALUES

                          0% HYPOTHETICAL                  6% HYPOTHETICAL               12% HYPOTHETICAL
                       GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN
                       -----------------------          -----------------------       -----------------------

        PREMIUMS
        PAID PLUS             CASH                           CASH                              CASH
POLICY   INTEREST    CASH     SURR      DEATH      CASH      SURR       DEATH        CASH      SURR      DEATH
  YEAR     AT 5%     VALUE    VALUE     BENEFIT    VALUE     VALUE      BENEFIT      VALUE     VALUE     BENEFIT
  ----     -----     -----    -----     -------    -----     -----      -------      -----     -----     -------
    1      1,575      931        34     100,000     1,000      103      100,000       1,069      172     100,000
    2      3,229     1,896      998     100,000     2,093     1,196     100,000       2,299     1,402    100,000
    3      4,965     2,832     2,024    100,000     3,221     2,414     100,000       3,644     2,836    100,000
    4      6,788     3,741     3,023    100,000     4,386     3,668     100,000       5,114     4,396    100,000
    5      8,703     4,621     3,993    100,000     5,588     4,960     100,000       6,724     6,096    100,000
    6     10,713     5,473     4,935    100,000     6,830     6,291     100,000       8,489     7,950    100,000
    7     12,824     6,297     5,848    100,000     8,112     7,663     100,000      10,424     9,975    100,000
    8     15,040     7,092     6,733    100,000     9,437     9,078     100,000      12,548    12,189    100,000
    9     17,367     7,857     7,588    100,000    10,805    10,536     100,000      14,883    14,614    100,000
   10     19,810     8,593     8,593    100,000    12,220    12,220     100,000      17,450    17,450    100,000
   11     22,376     9,299     9,299    100,000    13,682    13,682     100,000      20,276    20,276    100,000
   12     25,069     9,974     9,974    100,000    15,195    15,195     100,000      23,390    23,390    100,000
   13     27,898    10,618    10,618    100,000    16,759    16,759     100,000      26,825    26,825    100,000
   14     30,868    11,231    11,231    100,000    18,378    18,378     100,000      30,628    30,628    100,000
   15     33,986    11,771    11,771    100,000    20,016    20,016     100,000      34,810    34,810    100,000
   16     37,261    12,223    12,223    100,000    21,660    21,660     100,000      39,406    39,406    100,000
   17     40,699    12,579    12,579    100,000    23,307    23,307     100,000      44,468    44,468    100,000
   18     44,309    12,831    12,831    100,000    24,951    24,951     100,000      50,058    50,058    100,000
   19     48,099    12,984    12,984    100,000    26,604    26,604     100,000      56,251    56,251    100,000
   20     52,079    13,058    13,058    100,000    28,288    28,288     100,000      63,146    63,146    100,000
   21     56,258    13,004    13,004    100,000    29,967    29,967     100,000      70,821    70,821    100,000
   22     60,646    12,823    12,823    100,000    31,645    31,645     100,000      79,394    79,394    100,000
   23     65,253    12,498    12,498    100,000    33,315    33,315     100,000      88,984    88,984    105,001
   24     70,091    12,013    12,013    100,000    34,971    34,971     100,000      99,575    99,575    116,503
   25     75,170    11,349    11,349    100,000    36,605    36,605     100,000     111,244   111,244    129,044
   26     80,504    10,485    10,485    100,000    38,212    38,212     100,000     124,100   124,100    142,715
   27     86,104     9,401     9,401    100,000    39,784    39,784     100,000     138,299   138,299    156,278
   28     91,984     8,070     8,070    100,000    41,316    41,316     100,000     153,996   153,996    170,936
   29     98,158     6,459     6,459    100,000    42,797    42,797     100,000     171,366   171,366    186,789
   30    104,641     4,525     4,525    100,000    44,213    44,213     100,000     190,612   190,612    203,955


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                  $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                    CURRENT VALUES


                     0% HYPOTHETICAL                  6% HYPOTHETICAL                 12% HYPOTHETICAL
                  GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
                  -----------------------          -----------------------         -----------------------

      PREMIUMS
       PAID PLUS               CASH                           CASH                          CASH
POLICY  INTEREST      CASH     SURR      DEATH      CASH      SURR     DEATH      CASH      SURR      DEATH
  YEAR     AT 5%      VALUE    VALUE     BENEFIT    VALUE     VALUE    BENEFIT    VALUE     VALUE     BENEFIT
 ----      -----      -----    -----     -------    -----     -----    -------    -----     -----     -------
    1      1,575      927        30     100,927      996       98      100,996     1,065      167     101,065
    2      3,229     1,884      987     101,884     2,080     1,183    102,080     2,285     1,388    102,285
    3      4,965     2,809     2,001    102,809     3,195     2,387    103,195     3,613     2,806    103,613
    4      6,788     3,702     2,984    103,702     4,340     3,622    104,340     5,059     4,341    105,059
    5      8,703     4,563     3,935    104,563     5,516     4,887    105,516     6,635     6,006    106,635
    6     10,713     5,391     4,853    105,391     6,723     6,185    106,723     8,352     7,813    108,352
    7     12,824     6,186     5,737    106,186     7,962     7,514    107,962    10,224     9,775    110,224
    8     15,040     6,947     6,588    106,947     9,234     8,875    109,234    12,266    11,907    112,266
    9     17,367     7,673     7,404    107,673    10,538    10,268    110,538    14,495    14,226    114,495
   10     19,810     8,365     8,365    108,365    11,874    11,874    111,874    16,929    16,929    116,929
   11     22,376     9,021     9,021    109,021    13,244    13,244    113,244    19,587    19,587    119,587
   12     25,069     9,641     9,641    109,641    14,647    14,647    114,647    22,492    22,492    122,492
   13     27,898    10,224    10,224    110,224    16,083    16,083    116,083    25,667    25,667    125,667
   14     30,868    10,768    10,768    110,768    17,553    17,553    117,553    29,150    29,150    129,150
   15     33,986    11,229    11,229    111,229    19,009    19,009    119,009    32,922    32,922    132,922
   16     37,261    11,585    11,585    111,585    20,429    20,429    120,429    36,994    36,994    136,994
   17     40,699    11,831    11,831    111,831    21,804    21,804    121,804    41,387    41,387    141,387
   18     44,309    11,956    11,956    111,956    23,118    23,118    123,118    46,125    46,125    146,125
   19     48,099    11,967    11,967    111,967    24,374    24,374    124,374    51,248    51,248    151,248
   20     52,079    11,885    11,885    111,885    25,593    25,593    125,593    56,820    56,820    156,820
   21     56,258    11,659    11,659    111,659    26,720    26,720    126,720    62,831    62,831    162,831
   22     60,646    11,289    11,289    111,289    27,747    27,747    127,747    69,326    69,326    169,326
   23     65,253    10,760    10,760    110,760    28,653    28,653    128,653    76,339    76,339    176,339
   24     70,091    10,057    10,057    110,057    29,414    29,414    129,414    83,907    83,907    183,907
   25     75,170     9,163     9,163    109,163    30,003    30,003    130,003    92,068    92,068    192,068
   26     80,504     8,064     8,064    108,064    30,394    30,394    130,394   100,866   100,866    200,866
   27     86,104     6,744     6,744    106,744    30,559    30,559    130,559   110,351   110,351    210,351
   28     91,984     5,186     5,186    105,186    30,465    30,465    130,465   120,574   120,574    220,574
   29     98,158     3,370     3,370    103,370    30,076    30,076    130,076   131,587   131,587    231,587
   30    104,641     1,267     1,267    101,267    29,345    29,345    129,345   143,442   143,442    243,442


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                  $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                    CURRENT VALUES


                                0% HYPOTHETICAL                       6% HYPOTHETICAL                      12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                            -----------------------                -----------------------             -----------------------
            PREMIUMS
            PAID PLUS                 CASH                                 CASH                                  CASH
   POLICY   INTEREST      CASH        SURR        DEATH        CASH        SURR        DEATH        CASH         SURR        DEATH
     YEAR     AT 5%       VALUE       VALUE      BENEFIT       VALUE       VALUE       BENEFIT     VALUE        VALUE       BENEFIT
     ----     -----       -----       -----      -------       -----       -----       -------     -----        -----       -------

        1     2,625       1,404        242       100,000       1,514        352       100,000      1,625         462        100,000
        2     5,381       2,840       1,677      100,000       3,151       1,988      100,000      3,476        2,314       100,000
        3     8,275       4,247       3,201      100,000       4,855       3,809      100,000      5,516        4,470       100,000
        4    11,314       5,627       4,697      100,000       6,631       5,701      100,000      7,767        6,837       100,000
        5    14,505       6,979       6,165      100,000       8,482       7,668      100,000      10,252       9,438       100,000
        6    17,855       8,303       7,606      100,000      10,412       9,715      100,000      12,999       12,302      100,000
        7    21,373       9,601       9,020      100,000      12,428      11,846      100,000      16,039       15,457      100,000
        8    25,066      10,871      10,406      100,000      14,532      14,067      100,000      19,405       18,940      100,000
        9    28,945      12,115      11,767      100,000      16,732      16,383      100,000      23,136       22,788      100,000
       10    33,017      13,333      13,333      100,000      19,032      19,032      100,000      27,280       27,280      100,000
       11    37,293      14,524      14,524      100,000      21,439      21,439      100,000      31,894       31,894      100,000
       12    41,782      15,536      15,536      100,000      23,815      23,815      100,000      36,910       36,910      100,000
       13    46,497      16,390      16,390      100,000      26,187      26,187      100,000      42,412       42,412      100,000
       14    51,446      17,104      17,104      100,000      28,583      28,583      100,000      48,491       48,491      100,000
       15    56,644      17,666      17,666      100,000      30,998      30,998      100,000      55,232       55,232      100,000
       16    62,101      17,981      17,981      100,000      33,362      33,362      100,000      62,696       62,696      100,000
       17    67,831      18,049      18,049      100,000      35,685      35,685      100,000      71,023       71,023      100,000
       18    73,848      17,841      17,841      100,000      37,957      37,957      100,000      80,376       80,376      100,000
       19    80,165      17,351      17,351      100,000      40,191      40,191      100,000      90,964       90,964      100,000
       20    86,798      16,585      16,585      100,000      42,408      42,408      100,000     102,881      102,881      110,083
       21    93,763      15,487      15,487      100,000      44,591      44,591      100,000     116,096      116,096      121,901
       22    101,076     14,004      14,004      100,000      46,730      46,730      100,000     130,665      130,665      137,198
       23    108,755     12,069      12,069      100,000      48,814      48,814      100,000     146,720      146,720      154,056
       24    116,818      9,602       9,602      100,000      50,830      50,830      100,000     164,403      164,403      172,623
       25    125,284      6,511       6,511      100,000      52,768      52,768      100,000     183,868      183,868      193,061
       26    134,173      2,713       2,713      100,000      54,636      54,636      100,000     205,286      205,286      215,551
       27    143,506       (*)         (*)         (*)        56,426      56,426      100,000     228,841      228,841      240,283
       28    153,307       (*)         (*)         (*)        58,135      58,135      100,000     254,729      254,729      267,466
       29    163,597       (*)         (*)         (*)        59,748      59,748      100,000     283,201      283,201      297,362
       30    174,402       (*)         (*)         (*)        61,244      61,244      100,000     314,509      314,509      330,234


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                  $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                    CURRENT VALUES


                            0% HYPOTHETICAL                       6% HYPOTHETICAL                       12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                        -----------------------               -----------------------                -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
   POLICY  INTEREST      CASH        SURR       DEATH        CASH       SURR       DEATH         CASH         SURR         DEATH
     YEAR    AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT      VALUE        VALUE        BENEFIT
     ----    -----       -----      -----      -------      -----      -----       -------      -----        -----        -------

        1    2,625       1,389       226       101,389      1,498       335       101,498       1,607         445         101,607
        2    5,381       2,797      1,635      102,797      3,104      1,941      103,104       3,424        2,262        103,424
        3    8,275       4,165      3,119      104,165      4,760      3,714      104,760       5,408        4,361        105,408
        4   11,314       5,493      4,563      105,493      6,470      5,540      106,470       7,575        6,645        107,575
        5   14,505       6,780      5,966      106,780      8,233      7,420      108,233       9,944        9,131        109,944
        6   17,855       8,027      7,330      108,027      10,054     9,356      110,054       12,537       11,839       112,537
        7   21,373       9,234      8,653      109,234      11,932     11,351     111,932       15,374       14,792       115,374
        8   25,066      10,401      9,936      110,401      13,871     13,406     113,871       18,481       18,016       118,481
        9   28,945      11,529      11,180     111,529      15,872     15,523     115,872       21,885       21,536       121,885
       10   33,017      12,616      12,616     112,616      17,938     17,938     117,938       25,617       25,617       125,617
       11   37,293      13,664      13,664     113,664      20,071     20,071     120,071       29,721       29,721       129,721
       12   41,782      14,489      14,489     114,489      22,086     22,086     122,086       34,042       34,042       134,042
       13   46,497      15,114      15,114     115,114      23,996     23,996     123,996       38,625       38,625       138,625
       14   51,446      15,563      15,563     115,563      25,820     25,820     125,820       43,518       43,518       143,518
       15   56,644      15,818      15,818     115,818      27,539     27,539     127,539       48,735       48,735       148,735
       16   62,101      15,765      15,765     115,765      29,024     29,024     129,024       54,184       54,184       154,184
       17   67,831      15,409      15,409     115,409      30,265     30,265     130,265       59,889       59,889       159,889
       18   73,848      14,717      14,717     114,717      31,213     31,213     131,213       65,842       65,842       165,842
       19   80,165      13,696      13,696     113,696      31,855     31,855     131,855       72,067       72,067       172,067
       20   86,798      12,367      12,367     112,367      32,193     32,193     132,193       78,612       78,612       178,612
       21   93,763      10,680      10,680     110,680      32,156     32,156     132,156       85,453       85,453       185,453
       22   101,076      8,596      8,596      108,596      31,683     31,683     131,683       92,575       92,575       192,575
       23   108,755      6,071      6,071      106,071      30,699     30,699     130,699       99,955       99,955       199,955
       24   116,818      3,063      3,063      103,063      29,130     29,130     129,130      107,566      107,566       207,566
       25   125,284       (*)        (*)         (*)        26,892     26,892     126,892      115,376      115,376       215,376
       26   134,173       (*)        (*)         (*)        23,937     23,937     123,937      123,390      123,390       223,390
       27   143,506       (*)        (*)         (*)        20,187     20,187     120,187      131,580      131,580       231,580
       28   153,307       (*)        (*)         (*)        15,564     15,564     115,564      139,914      139,914       239,914
       29   163,597       (*)        (*)         (*)        9,963      9,963      109,963      148,339      148,339       248,339
       30   174,402       (*)        (*)         (*)        3,258      3,258      103,258      156,779      156,779       256,779


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                    $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                  GUARANTEED VALUES


                            0% HYPOTHETICAL                       6% HYPOTHETICAL                       12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                        -----------------------               -----------------------                -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
   POLICY  INTEREST      CASH        SURR       DEATH        CASH       SURR       DEATH         CASH         SURR         DEATH
     YEAR    AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT      VALUE        VALUE        BENEFIT
     ----    -----       -----      -----      -------      -----      -----       -------      -----        -----        -------

        1     788         355         0         50,000       385         0         50,000        416           0           50,000
        2    1,614        718        144        50,000       802        229        50,000        891          317          50,000
        3    2,483       1,058       542        50,000      1,220       704        50,000       1,397         881          50,000
        4    3,394       1,374       915        50,000      1,637      1,178       50,000       1,936        1,477         50,000
        5    4,351       1,665      1,264       50,000      2,052      1,651       50,000       2,511        2,110         50,000
        6    5,357       1,928      1,584       50,000      2,463      2,118       50,000       3,123        2,779         50,000
        7    6,412       2,160      1,873       50,000      2,864      2,577       50,000       3,772        3,485         50,000
        8    7,520       2,356      2,127       50,000      3,253      3,023       50,000       4,460        4,231         50,000
        9    8,683       2,513      2,341       50,000      3,623      3,451       50,000       5,186        5,014         50,000
       10    9,905       2,626      2,626       50,000      3,971      3,971       50,000       5,952        5,952         50,000
       11   11,188       2,692      2,692       50,000      4,290      4,290       50,000       6,760        6,760         50,000
       12   12,535       2,705      2,705       50,000      4,575      4,575       50,000       7,610        7,610         50,000
       13   13,949       2,664      2,664       50,000      4,823      4,823       50,000       8,508        8,508         50,000
       14   15,434       2,562      2,562       50,000      5,025      5,025       50,000       9,455        9,455         50,000
       15   16,993       2,391      2,391       50,000      5,171      5,171       50,000       10,454       10,454        50,000
       16   18,630       2,142      2,142       50,000      5,252      5,252       50,000       11,506       11,506        50,000
       17   20,349       1,806      1,806       50,000      5,254      5,254       50,000       12,614       12,614        50,000
       18   22,154       1,367      1,367       50,000      5,159      5,159       50,000       13,779       13,779        50,000
       19   24,049        809        809        50,000      4,948      4,948       50,000       15,002       15,002        50,000
       20   26,039        115        115        50,000      4,599      4,599       50,000       16,287       16,287        50,000
       21   28,129        (*)        (*)         (*)        4,088      4,088       50,000       17,640       17,640        50,000
       22   30,323        (*)        (*)         (*)        3,387      3,387       50,000       19,071       19,071        50,000
       23   32,626        (*)        (*)         (*)        2,466      2,466       50,000       20,594       20,594        50,000
       24   35,045        (*)        (*)         (*)        1,284      1,284       50,000       22,222       22,222        50,000
       25   37,585        (*)        (*)         (*)         (*)        (*)         (*)         23,972       23,972        50,000
       26   40,252        (*)        (*)         (*)         (*)        (*)         (*)         25,865       25,865        50,000
       27   43,052        (*)        (*)         (*)         (*)        (*)         (*)         27,931       27,931        50,000
       28   45,992        (*)        (*)         (*)         (*)        (*)         (*)         30,202       30,202        50,000
       29   49,079        (*)        (*)         (*)         (*)        (*)         (*)         32,730       32,730        50,000
       30   52,321        (*)        (*)         (*)         (*)        (*)         (*)         35,587       35,587        50,000

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                    $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                  GUARANTEED VALUES


                            0% HYPOTHETICAL                       6% HYPOTHETICAL                       12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                        -----------------------               -----------------------                -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
   POLICY  INTEREST      CASH        SURR       DEATH        CASH       SURR       DEATH         CASH         SURR         DEATH
     YEAR    AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT      VALUE        VALUE        BENEFIT
     ----    -----       -----      -----      -------      -----      -----       -------      -----        -----        -------

        1     788         352         0         50,352       383         0         50,383        414           0           50,414
        2    1,614        711        137        50,711       795        221        50,795        883          309          50,883
        3    2,483       1,045       529        51,045      1,205       689        51,205       1,380         863          51,380
        4    3,394       1,353       894        51,353      1,611      1,152       51,611       1,905        1,446         51,905
        5    4,351       1,632      1,231       51,632      2,011      1,610       52,011       2,460        2,058         52,460
        6    5,357       1,881      1,537       51,881      2,402      2,057       52,402       3,044        2,700         53,044
        7    6,412       2,096      1,809       52,096      2,778      2,491       52,778       3,656        3,369         53,656
        8    7,520       2,273      2,043       52,273      3,135      2,905       53,135       4,294        4,065         54,294
        9    8,683       2,406      2,234       52,406      3,466      3,293       53,466       4,955        4,783         54,955
       10    9,905       2,493      2,493       52,493      3,764      3,764       53,764       5,636        5,636         55,636
       11   11,188       2,528      2,528       52,528      4,025      4,025       54,025       6,335        6,335         56,335
       12   12,535       2,508      2,508       52,508      4,241      4,241       54,241       7,048        7,048         57,048
       13   13,949       2,430      2,430       52,430      4,406      4,406       54,406       7,772        7,772         57,772
       14   15,434       2,289      2,289       52,289      4,512      4,512       54,512       8,503        8,503         58,503
       15   16,993       2,077      2,077       52,077      4,547      4,547       54,547       9,232        9,232         59,232
       16   18,630       1,787      1,787       51,787      4,500      4,500       54,500       9,950        9,950         59,950
       17   20,349       1,411      1,411       51,411      4,358      4,358       54,358       10,646       10,646        60,646
       18   22,154        936        936        50,936      4,102      4,102       54,102       11,302       11,302        61,302
       19   24,049        349        349        50,349      3,712      3,712       53,712       11,901       11,901        61,901
       20   26,039        (*)        (*)         (*)        3,168      3,168       53,168       12,421       12,421        62,421
       21   28,129        (*)        (*)         (*)        2,451      2,451       52,451       12,840       12,840        62,840
       22   30,323        (*)        (*)         (*)        1,539      1,539       51,539       13,136       13,136        63,136
       23   32,626        (*)        (*)         (*)         413        413        50,413       13,282       13,282        63,282
       24   35,045        (*)        (*)         (*)         (*)        (*)         (*)         13,247       13,247        63,247
       25   37,585        (*)        (*)         (*)         (*)        (*)         (*)         12,991       12,991        62,991
       26   40,252        (*)        (*)         (*)         (*)        (*)         (*)         12,461       12,461        62,461
       27   43,052        (*)        (*)         (*)         (*)        (*)         (*)         11,591       11,591        61,591
       28   45,992        (*)        (*)         (*)         (*)        (*)         (*)         10,302       10,302        60,302
       29   49,079        (*)        (*)         (*)         (*)        (*)         (*)         8,505        8,505         58,505
       30   52,321        (*)        (*)         (*)         (*)        (*)         (*)         6,106        6,106         56,106


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                   $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                  GUARANTEED VALUES


                            0% HYPOTHETICAL                       6% HYPOTHETICAL                       12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                        -----------------------               -----------------------                -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
   POLICY  INTEREST      CASH        SURR       DEATH        CASH       SURR       DEATH         CASH         SURR         DEATH
     YEAR    AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT      VALUE        VALUE        BENEFIT
     ----    -----       -----      -----      -------      -----      -----       -------      -----        -----        -------

        1    1260         468         0         50,000       514         0         50,000        561           0           50,000
        2    2,583        910        217        50,000      1,032       339        50,000       1,161         468          50,000
        3    3,972       1,294       671        50,000      1,522       898        50,000       1,772        1,148         50,000
        4    5,431       1,616      1,061       50,000      1,976      1,422       50,000       2,389        1,835         50,000
        5    6,962       1,867      1,382       50,000      2,386      1,901       50,000       3,008        2,523         50,000
        6    8,570       2,041      1,625       50,000      2,742      2,326       50,000       3,621        3,205         50,000
        7   10,259       2,129      1,783       50,000      3,032      2,686       50,000       4,220        3,874         50,000
        8   12,032       2,118      1,841       50,000      3,240      2,963       50,000       4,794        4,517         50,000
        9   13,893       1,993      1,785       50,000      3,349      3,141       50,000       5,328        5,120         50,000
       10   15,848       1,741      1,741       50,000      3,338      3,338       50,000       5,807        5,807         50,000
       11   17,901       1,345      1,345       50,000      3,186      3,186       50,000       6,214        6,214         50,000
       12   20,056        789        789        50,000      2,871      2,871       50,000       6,530        6,530         50,000
       13   22,318        56          56        50,000      2,365      2,365       50,000       6,735        6,735         50,000
       14   24,694        (*)        (*)         (*)        1,634      1,634       50,000       6,799        6,799         50,000
       15   27,189        (*)        (*)         (*)         633        633        50,000       6,683        6,683         50,000
       16   29,808        (*)        (*)         (*)         (*)        (*)         (*)         6,333        6,333         50,000
       17   32,559        (*)        (*)         (*)         (*)        (*)         (*)         5,675        5,675         50,000
       18   35,447        (*)        (*)         (*)         (*)        (*)         (*)         4,611        4,611         50,000
       19   38,479        (*)        (*)         (*)         (*)        (*)         (*)         3,014        3,014         50,000
       20   41,663        (*)        (*)         (*)         (*)        (*)         (*)          724          724          50,000
       21   45,006        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       22   48,517        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       23   52,202        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       24   56,073        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       25   60,136        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       26   64,403        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       27   68,883        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       28   73,587        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       29   78,527        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       30   83,713        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                   $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                  GUARANTEED VALUES


                            0% HYPOTHETICAL                       6% HYPOTHETICAL                       12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                        -----------------------               -----------------------                -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
   POLICY  INTEREST      CASH        SURR       DEATH        CASH       SURR       DEATH         CASH         SURR         DEATH
     YEAR    AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT      VALUE        VALUE        BENEFIT
     ----    -----       -----      -----      -------      -----      -----       -------      -----        -----        -------

        1    1260         459         0         50,459       505         0         50,505        551           0           50,551
        2    2,583        886        193        50,886      1,006       313        51,006       1,132         439          51,132
        3    3,972       1,249       626        51,249      1,470       846        51,470       1,712        1,088         51,712
        4    5,431       1,542       988        51,542      1,888      1,333       51,888       2,283        1,728         52,283
        5    6,962       1,758      1,273       51,758      2,248      1,763       52,248       2,835        2,350         52,835
        6    8,570       1,890      1,474       51,890      2,542      2,126       52,542       3,359        2,943         53,359
        7   10,259       1,929      1,582       51,929      2,755      2,408       52,755       3,840        3,493         53,840
        8   12,032       1,863      1,586       51,863      2,869      2,592       52,869       4,260        3,982         54,260
        9   13,893       1,679      1,472       51,679      2,866      2,658       52,866       4,597        4,389         54,597
       10   15,848       1,367      1,367       51,367      2,727      2,727       52,727       4,828        4,828         54,828
       11   17,901        913        913        50,913      2,431      2,431       52,431       4,929        4,929         54,929
       12   20,056        310        310        50,310      1,961      1,961       51,961       4,874        4,874         54,874
       13   22,318        (*)        (*)         (*)        1,295      1,295       51,295       4,633        4,633         54,633
       14   24,694        (*)        (*)         (*)         409        409        50,409       4,170        4,170         54,170
       15   27,189        (*)        (*)         (*)         (*)        (*)         (*)         3,442        3,442         53,442
       16   29,808        (*)        (*)         (*)         (*)        (*)         (*)         2,392        2,392         52,392
       17   32,559        (*)        (*)         (*)         (*)        (*)         (*)          948          948          50,948
       18   35,447        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       19   38,479        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       20   41,663        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       21   45,006        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       22   48,517        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       23   52,202        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       24   56,073        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       25   60,136        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       26   64,403        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       27   68,883        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       28   73,587        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       29   78,527        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       30   83,713        (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                  $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                  GUARANTEED VALUES


                           0% HYPOTHETICAL                   6% HYPOTHETICAL                12% HYPOTHETICAL
                       GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
                       -----------------------           -----------------------         -----------------------

          PREMIUMS
          PAID PLUS              CASH                            CASH                              CASH
   POLICY INTEREST    CASH       SURR       DEATH      CASH      SURR       DEATH      CASH        SURR        DEATH
    YEAR   AT 5%      VALUE      VALUE     BENEFIT     VALUE     VALUE     BENEFIT     VALUE       VALUE      BENEFIT
    ----   -----      -----      -----     -------     -----     -----     -------     -----       -----      -------

       1   1,575       931        34       100,000     1,000      102      100,000     1,069        171       100,000
       2   3,229      1,854       956      100,000     2,050     1,153     100,000     2,255       1,357      100,000
       3   4,965      2,738      1,930     100,000     3,121     2,313     100,000     3,538       2,730      100,000
       4   6,788      3,580      2,862     100,000     4,212     3,494     100,000     4,926       4,208      100,000
       5   8,703      4,379      3,751     100,000     5,320     4,692     100,000     6,428       5,800      100,000
       6   10,713     5,132      4,593     100,000     6,444     5,906     100,000     8,054       7,515      100,000
       7   12,824     5,833      5,384     100,000     7,579     7,130     100,000     9,812       9,363      100,000
       8   15,040     6,477      6,118     100,000     8,720     8,361     100,000    11,711      11,352      100,000
       9   17,367     7,058      6,789     100,000     9,861     9,592     100,000    13,763      13,493      100,000
      10   19,810     7,571      7,571     100,000    10,997    10,997     100,000    15,979      15,979      100,000
      11   22,376     8,009      8,009     100,000    12,123    12,123     100,000    18,376      18,376      100,000
      12   25,069     8,368      8,368     100,000    13,233    13,233     100,000    20,971      20,971      100,000
      13   27,898     8,643      8,643     100,000    14,323    14,323     100,000    23,788      23,788      100,000
      14   30,868     8,827      8,827     100,000    15,387    15,387     100,000    26,851      26,851      100,000
      15   33,986     8,908      8,908     100,000    16,413    16,413     100,000    30,193      30,193      100,000
      16   37,261     8,877      8,877     100,000    17,392    17,392     100,000    33,848      33,848      100,000
      17   40,699     8,719      8,719     100,000    18,310    18,310     100,000    37,852      37,852      100,000
      18   44,309     8,416      8,416     100,000    19,149    19,149     100,000    42,247      42,247      100,000
      19   48,099     7,945      7,945     100,000    19,889    19,889     100,000    47,085      47,085      100,000
      20   52,079     7,286      7,286     100,000    20,510    20,510     100,000    52,429      52,429      100,000
      21   56,258     6,417      6,417     100,000    20,991    20,991     100,000    58,359      58,359      100,000
      22   60,646     5,315      5,315     100,000    21,308    21,308     100,000    64,972      64,972      100,000
      23   65,253     3,955      3,955     100,000    21,437    21,437     100,000    72,388      72,388      100,000
      24   70,091     2,304      2,304     100,000    21,348    21,348     100,000    80,754      80,754      100,000
      25   75,170      317        317      100,000    20,996    20,996     100,000    90,218      90,218      104,653
      26   80,504      (*)        (*)        (*)      20,324    20,324     100,000    100,668     100,668     115,769
      27   86,104      (*)        (*)        (*)      19,257    19,257     100,000    112,193     112,193     126,778
      28   91,984      (*)        (*)        (*)      17,696    17,696     100,000    124,916     124,916     138,657
      29   98,158      (*)        (*)        (*)      15,524    15,524     100,000    138,987     138,987     151,495
      30  104,641      (*)        (*)        (*)      12,605    12,605     100,000    154,580     154,580     165,401


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                  $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                  GUARANTEED VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                     12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
                            -----------------------            -----------------------              -----------------------

            PREMIUMS
            PAID PLUS               CASH                               CASH                                 CASH
    POLICY  INTEREST     CASH       SURR        DEATH       CASH       SURR        DEATH       CASH         SURR           DEATH
     YEAR    AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT      VALUE        VALUE         BENEFIT
     ----    -----       -----      -----      -------      -----      -----      -------      -----        -----         -------

        1    1,575        927         29       100,927       995         98       100,995       1,064         167         101,064
        2    3,229       1,842       945       101,842      2,037      1,140      102,037       2,241        1,343        102,241
        3    4,965       2,714      1,906      102,714      3,094      2,286      103,094       3,507        2,699        103,507
        4    6,788       3,540      2,822      103,540      4,164      3,446      104,164       4,869        4,151        104,869
        5    8,703       4,318      3,689      104,318      5,244      4,615      105,244       6,334        5,705        106,334
        6   10,713       5,043      4,504      105,043      6,329      5,791      106,329       7,906        7,368        107,906
        7   12,824       5,711      5,262      105,711      7,415      6,966      107,415       9,592        9,143        109,592
        8   15,040       6,315      5,956      106,315      8,492      8,133      108,492       11,394       11,035       111,394
        9   17,367       6,848      6,578      106,848      9,554      9,285      109,554       13,317       13,048       113,317
       10   19,810       7,304      7,304      107,304      10,592     10,592     110,592       15,365       15,365       115,365
       11   22,376       7,676      7,676      107,676      11,596     11,596     111,596       17,544       17,544       117,544
       12   25,069       7,959      7,959      107,959      12,557     12,557     112,557       19,858       19,858       119,858
       13   27,898       8,149      8,149      108,149      13,470     13,470     113,470       22,316       22,316       122,316
       14   30,868       8,237      8,237      108,237      14,320     14,320     114,320       24,924       24,924       124,924
       15   33,986       8,212      8,212      108,212      15,093     15,093     115,093       27,688       27,688       127,688
       16   37,261       8,063      8,063      108,063      15,772     15,772     115,772       30,615       30,615       130,615
       17   40,699       7,777      7,777      107,777      16,337     16,337     116,337       33,706       33,706       133,706
       18   44,309       7,335      7,335      107,335      16,763     16,763     116,763       36,957       36,957       136,957
       19   48,099       6,719      6,719      106,719      17,020     17,020     117,020       40,361       40,361       140,361
       20   52,079       5,910      5,910      105,910      17,080     17,080     117,080       43,913       43,913       143,913
       21   56,258       4,891      4,891      104,891      16,913     16,913     116,913       47,608       47,608       147,608
       22   60,646       3,647      3,647      103,647      16,492     16,492     116,492       51,441       51,441       151,441
       23   65,253       2,163      2,163      102,163      15,785     15,785     115,785       55,408       55,408       155,408
       24   70,091        419        419       100,419      14,756     14,756     114,756       59,499       59,499       159,499
       25   75,170        (*)        (*)         (*)        13,359     13,359     113,359       63,693       63,693       163,693
       26   80,504        (*)        (*)         (*)        11,535     11,535     111,535       67,956       67,956       167,956
       27   86,104        (*)        (*)         (*)        9,210      9,210      109,210       72,242       72,242       172,242
       28   91,984        (*)        (*)         (*)        6,296      6,296      106,296       76,483       76,483       176,483
       29   98,158        (*)        (*)         (*)        2,700      2,700      102,700       80,607       80,607       180,607
       30   104,641       (*)        (*)         (*)         (*)        (*)         (*)         84,540       84,540       184,540


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                  $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                  GUARANTEED VALUES

                                0% HYPOTHETICAL                    6% HYPOTHETICAL                     12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
                            -----------------------            -----------------------              -----------------------

            PREMIUMS
            PAID PLUS               CASH                               CASH                                 CASH
    POLICY  INTEREST     CASH       SURR        DEATH       CASH       SURR        DEATH       CASH         SURR           DEATH
     YEAR    AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT      VALUE        VALUE         BENEFIT
     ----    -----       -----      -----      -------      -----      -----      -------      -----        -----         -------

        1    2,625       1,393       230       100,000      1,502       340       100,000       1,613         450         100,000
        2    5,381       2,724      1,562      100,000      3,031      1,869      100,000       3,352        2,190        100,000
        3    8,275       3,963      2,917      100,000      4,555      3,508      100,000       5,199        4,153        100,000
        4   11,314       5,101      4,171      100,000      6,065      5,135      100,000       7,160        6,230        100,000
        5   14,505       6,131      5,317      100,000      7,554      6,740      100,000       9,239        8,425        100,000
        6   17,855       7,043      6,345      100,000      9,011      8,313      100,000       11,443       10,745       100,000
        7   21,373       7,825      7,244      100,000      10,424     9,843      100,000       13,779       13,198       100,000
        8   25,066       8,461      7,996      100,000      11,776     11,311     100,000       16,252       15,787       100,000
        9   28,945       8,934      8,585      100,000      13,048     12,699     100,000       18,867       18,518       100,000
       10   33,017       9,225      9,225      100,000      14,221     14,221     100,000       21,635       21,635       100,000
       11   37,293       9,318      9,318      100,000      15,278     15,278     100,000       24,571       24,571       100,000
       12   41,782       9,194      9,194      100,000      16,198     16,198     100,000       27,704       27,704       100,000
       13   46,497       8,835      8,835      100,000      16,962     16,962     100,000       31,065       31,065       100,000
       14   51,446       8,214      8,214      100,000      17,542     17,542     100,000       34,688       34,688       100,000
       15   56,644       7,295      7,295      100,000      17,901     17,901     100,000       38,610       38,610       100,000
       16   62,101       6,028      6,028      100,000      17,989     17,989     100,000       42,875       42,875       100,000
       17   67,831       4,346      4,346      100,000      17,739     17,739     100,000       47,535       47,535       100,000
       18   73,848       2,162      2,162      100,000      17,065     17,065     100,000       52,659       52,659       100,000
       19   80,165        (*)        (*)         (*)        15,863     15,863     100,000       58,342       58,342       100,000
       20   86,798        (*)        (*)         (*)        14,020     14,020     100,000       64,718       64,718       100,000
       21   93,763        (*)        (*)         (*)        11,403     11,403     100,000       71,975       71,975       100,000
       22   101,076       (*)        (*)         (*)        7,853      7,853      100,000       80,362       80,362       100,000
       23   108,755       (*)        (*)         (*)        3,173      3,173      100,000       90,209       90,209       100,000
       24   116,818       (*)        (*)         (*)         (*)        (*)         (*)        101,771      101,771       106,860
       25   125,284       (*)        (*)         (*)         (*)        (*)         (*)        114,520      114,520       120,246
       26   134,173       (*)        (*)         (*)         (*)        (*)         (*)        128,503      128,503       134,928
       27   143,506       (*)        (*)         (*)         (*)        (*)         (*)        143,825      143,825       151,016
       28   153,307       (*)        (*)         (*)         (*)        (*)         (*)        160,592      160,592       168,621
       29   163,597       (*)        (*)         (*)         (*)        (*)         (*)        178,913      178,913       187,859
       30   174,402       (*)        (*)         (*)         (*)        (*)         (*)        198,906      198,906       208,851


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                  $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                  GUARANTEED VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                     12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
                            -----------------------            -----------------------              -----------------------

            PREMIUMS
            PAID PLUS               CASH                               CASH                                 CASH
    POLICY  INTEREST     CASH       SURR        DEATH       CASH       SURR        DEATH       CASH         SURR           DEATH
     YEAR    AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT      VALUE        VALUE         BENEFIT
     ----    -----       -----      -----      -------      -----      -----      -------      -----        -----         -------

        1    2,625       1,377       215       101,377      1,486       323       101,486       1,595         433         101,595
        2    5,381       2,680      1,517      102,680      2,982      1,819      102,982       3,298        2,135        103,298
        3    8,275       3,874      2,827      103,874      4,452      3,405      104,452       5,081        4,035        105,081
        4   11,314       4,951      4,021      104,951      5,884      4,954      105,884       6,944        6,014        106,944
        5   14,505       5,901      5,087      105,901      7,265      6,452      107,265       8,880        8,067        108,880
        6   17,855       6,712      6,014      106,712      8,579      7,882      108,579       10,885       10,187       110,885
        7   21,373       7,372      6,791      107,372      9,808      9,227      109,808       12,949       12,368       112,949
        8   25,066       7,863      7,398      107,863      10,926     10,461     110,926       15,056       14,591       115,056
        9   28,945       8,165      7,816      108,165      11,906     11,557     111,906       17,188       16,839       117,188
       10   33,017       8,260      8,260      108,260      12,721     12,721     112,721       19,326       19,326       119,326
       11   37,293       8,132      8,132      108,132      13,344     13,344     113,344       21,449       21,449       121,449
       12   41,782       7,766      7,766      107,766      13,745     13,745     113,745       23,535       23,535       123,535
       13   46,497       7,147      7,147      107,147      13,899     13,899     113,899       25,565       25,565       125,565
       14   51,446       6,256      6,256      106,256      13,768     13,768     113,768       27,512       27,512       127,512
       15   56,644       5,065      5,065      105,065      13,309     13,309     113,309       29,334       29,334       129,334
       16   62,101       3,538      3,538      103,538      12,464     12,464     112,464       30,972       30,972       130,972
       17   67,831       1,626      1,626      101,626      11,162     11,162     111,162       32,352       32,352       132,352
       18   73,848        (*)        (*)         (*)        9,316      9,316      109,316       33,377       33,377       133,377
       19   80,165        (*)        (*)         (*)        6,835      6,835      106,835       33,942       33,942       133,942
       20   86,798        (*)        (*)         (*)        3,634      3,634      103,634       33,937       33,937       133,937
       21   93,763        (*)        (*)         (*)         (*)        (*)         (*)         33,254       33,254       133,254
       22   101,076       (*)        (*)         (*)         (*)        (*)         (*)         31,778       31,778       131,778
       23   108,755       (*)        (*)         (*)         (*)        (*)         (*)         29,388       29,388       129,388
       24   116,818       (*)        (*)         (*)         (*)        (*)         (*)         25,943       25,943       125,943
       25   125,284       (*)        (*)         (*)         (*)        (*)         (*)         21,264       21,264       121,264
       26   134,173       (*)        (*)         (*)         (*)        (*)         (*)         15,133       15,133       115,133
       27   143,506       (*)        (*)         (*)         (*)        (*)         (*)         7,275        7,275        107,275
       28   153,307       (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       29   163,597       (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)
       30   174,402       (*)        (*)         (*)         (*)        (*)         (*)          (*)          (*)           (*)


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                      APPENDIX 3
The following performance tables display historical investment results of the Underlying Mutual Fund Sub-Accounts of the Variable Account. This information may be useful in helping potential investors in deciding which Underlying Mutual Fund Sub-Accounts to choose and in assessing the competence of the Underlying Mutual Funds' investment advisers. The performance figures shown should be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolios of the Underlying Mutual Funds, and the market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return and the principal value of the Underlying Mutual Fund Sub-Accounts are not guaranteed and will fluctuate so that a Policy Owner's units, when redeemed, may be worth more or less than their original cost.

                               FUND PERFORMANCE TABLE*


                                ---------------------------------------------------------------------------------------------------
                                               Annual Percentage Change                        Cumulative Non annualized Percentage
                                                                                                              Change

-----------------------------------------------------------------------------------------------------------------------------------
                                 Fund        Unit                                            1 mo       1/1/97       1 Yrs
   Underlying Mutual Fund      Inception    Values        1994       1995        1996         to          to           to
                                 Date**     3/31/97                                         3/31/97     3/31/97     3/31/97
-----------------------------------------------------------------------------------------------------------------------------------
NSAT Capital Appreciation Fund  04/15/92     11.85       -0.90       29.35       26.14       -3.23        2.06        19.06
-----------------------------------------------------------------------------------------------------------------------------------
NSAT Government Bond Fund       11/08/82     10.62       -3.23       18.74        3.49       -0.99       -0.54         5.24
-----------------------------------------------------------------------------------------------------------------------------------
NSAT Money Market Fund          11/10/81     10.47        3.88        5.64        5.13        0.43        1.24         5.10
-----------------------------------------------------------------------------------------------------------------------------------
NSAT Small Company Fund         10/23/95      9.99         N/A         N/A       22.83       -3.94       -5.11         7.97
-----------------------------------------------------------------------------------------------------------------------------------
NSAT Total Return Fund          11/08/82     11.70        1.07       29.09       21.84       -3.31        2.22        17.67
-----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                     Average Annualized Percentage
                                                                                Change
----------------------------------------------------------------------------------------------------

                                 3 Yrs.      5 yrs.    Inception     3 Yrs.     5 yrs.     Inception
                                  to          to          to           to         to          to
                                3/31/97     3/31/97     3/31/97     3/31/97     3/31/97     3/31/97
----------------------------------------------------------------------------------------------------
NSAT Capital Appreciation Fund   71.54         N/A       91.34       19.71         N/A       13.98
----------------------------------------------------------------------------------------------------
NSAT Government Bond Fund        21.62       42.51      262.20        6.74        7.34        9.35
----------------------------------------------------------------------------------------------------
NSAT Money Market Fund           15.98       22.92      188.45        5.07        4.21        7.13
----------------------------------------------------------------------------------------------------
NSAT Small Company Fund            N/A         N/A       33.30         N/A         N/A       22.13
----------------------------------------------------------------------------------------------------
NSAT Total Return Fund           66.13       92.66      670.93       18.44       14.01       15.24
----------------------------------------------------------------------------------------------------



* TOTAL RETURN SHOWS THE PERCENT CHANGE IN UNIT VALUES, WITH DIVIDENDS AND CAPITAL GAINS REINVESTED, AFTER THE DEDUCTION OF A GUARANTEED MORTALITY AND EXPENSE RISK CHARGE AT THE RATE OF 0.75% PER ANNUM OF DAILY NET ASSET VALUE OF THE VARIABLE ACCOUNT AND THE DEDUCTION OF APPLICABLE INVESTMENT ADVISORY FEES AND OTHER EXPENSES OF THE UNDERLYING MUTUAL FUNDS.

THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE DEDUCTIONS FROM PREMIUMS, COST OF INSURANCE CHARGES, SURRENDER CHARGES AND A MONTHLY ADMINISTRATIVE CHARGE.

                           NOTES TO FUND PERFORMANCE TABLE

The above table displays three types of total return. (1) Annual Percentage Change; (2) Cumulative Non-Annualized Percentage Change; and (3) Average Annualized Percentage Change. Total return shows the percent change in unit values, with dividends and capital gains reinvested, after the deduction of applicable investment advisory fees and other expenses of the Underlying Mutual Funds. The total return figures shown in the Annual Percentage Change and Average Annualized Percentage Change columns represent annualized figures, i.e., that is the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period quoted. The annual Percentage Change reflects the rate of return on an annual percentage basis during the 1994, 1995 and 1996 calendar years. The Average Annualized Percentage Change reflects the annual percentage rate of return over 3 and 5 year periods, or from Underlying Mutual Fund inception. The Cumulative Non-Annualized Percentage Change total return figures are not annual return figures but instead represent the total percentage change in unit value over the stated periods without annualization. THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE DEDUCTIONS FROM PREMIUMS, COST OF INSURANCE CHARGES, MORTALITY AND EXPENSE RISK CHARGES, SURRENDER CHARGES AND A MONTHLY ADMINISTRATIVE CHARGE.


The Underlying Mutual Fund Inception Date is the date the Underlying Mutual Fund first became effective, which is not necessarily the same date the Underlying Mutual Fund was first made available through the Variable Account. For those Underlying Mutual Funds which have not been offered as Sub-Accounts through the Variable Account for one of the quoted periods, the total return figures will show the investment performance such Underlying Mutual Funds would have achieved (reduced by Fund investment advisory fees and expenses) had they been offered as Sub-Accounts through the Variable Account for the period quoted. Certain Underlying Mutual Funds are not as old as some of the periods quoted, therefore, total return figures may not be available for all of the periods shown.


THE PRECEDING FUND PERFORMANCE TABLE DISPLAYS HISTORICAL INVESTMENT RESULTS OF THE UNDERLYING MUTUAL FUNDS OF THE VARIABLE ACCOUNT. THIS INFORMATION MAY BE USEFUL IN HELPING POTENTIAL INVESTORS IN DECIDING WHICH UNDERLYING MUTUAL FUNDS TO CHOOSE AND IN ASSESSING THE COMPETENCE OF THE UNDERLYING MUTUAL FUNDS' INVESTMENT ADVISERS. THE PERFORMANCE FIGURES SHOWN SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE UNDERLYING PORTFOLIOS OF THE UNDERLYING MUTUAL FUNDS, AND THE MARKET CONDITIONS DURING THE PERIODS OF TIME QUOTED. THE PERFORMANCE FIGURES SHOULD NOT BE CONSIDERED AS ESTIMATES OR PREDICTIONS OF FUTURE PERFORMANCE. INVESTMENT RETURN AND THE PRINCIPAL VALUE OF THE UNDERLYING MUTUAL FUNDS ARE NOT GUARANTEED AND WILL FLUCTUATE SO THAT A POLICY OWNER'S UNITS, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

                             CASH VALUE PERFORMANCE TABLE*
                         HYPOTHETICAL ANNUAL PREMIUM: $10,000
                              $499,021 SPECIFIED AMOUNT
                          MALE AGE 45/NON-TOBACCO PREFERRED



                                -----------------------------------------------------------------------------------------------
                                             1 Year to 3/31/97    2 Years to 3/31/97   3 Years to 3/31/97   5 Years to 3/31/97
-------------------------------------------------------------------------------------------------------------------------------
                                   FUND                  CASH                 CASH                 CASH                  CASH
UNDERLYING MUTUAL FUND          INCEPTION     ACCUM      SURR.       ACCUM    SURR.     ACCUM      SURR.      ACCUM      SURR.
                                  DATE**      VALUE      VALUE       VALUE    VALUE     VALUE      VALUE      VALUE      VALUE
-------------------------------------------------------------------------------------------------------------------------------
NSAT Capital Appreciation Fund  04/15/92     $9,210     $4,377        N/A      N/A     $34,619    $30,269        N/A        N/A
-------------------------------------------------------------------------------------------------------------------------------
NSAT Government Bond Fund       11/08/82     $8,056     $3,223        N/A      N/A     $26,286    $21,936    $46,624    $43,241
-------------------------------------------------------------------------------------------------------------------------------
NSAT Money Market Fund          11/10/81     $8,040     $3,207        N/A      N/A     $25,346    $20,997    $43,634    $40,250
-------------------------------------------------------------------------------------------------------------------------------
NSAT Small Company Fund         10/23/95     $8.375     $3,542        N/A      N/A         N/A        N/A        N/A        N/A
-------------------------------------------------------------------------------------------------------------------------------
NSAT Total Return Fund          11/08/82     $9,093     $4,260        N/A      N/A     $33,445    $29,095    $61,480    $58,097
-------------------------------------------------------------------------------------------------------------------------------


                                -------------------------------------------
                                10 Years to 3/31/97    Inception to 3/31/97
---------------------------------------------------------------------------
                                             CASH                  Cash
UNDERLYING MUTUAL FUND            ACCUM      SURR.      ACCUM      Surr.
                                  VALUE      VALUE      VALUE      Value
---------------------------------------------------------------------------
NSAT Capital Appreciation Fund       N/A        N/A    $62,850    $59,467
---------------------------------------------------------------------------
NSAT Government Bond Fund       $120,376   $120,376   $228,753   $228,753
---------------------------------------------------------------------------
NSAT Money Market Fund          $100,689   $100,689   $198,866   $198,866
---------------------------------------------------------------------------
NSAT Small Company Fund              N/A        N/A    $18,857    $14,023
---------------------------------------------------------------------------
NSAT Total Return Fund          $164,535   $164,535   $378,940   $378,940
---------------------------------------------------------------------------


* THE CASH SURRENDER VALUE FIGURES REFLECT THE DEDUCTION OF ALL APPLICABLE POLICY CHARGES, INCLUDING DEDUCTION FROM EACH PREMIUM PAYMENT, AN 0.75% ASSET CHARGE, APPLICABLE COST OF INSURANCE CHARGES, AND A MONTHLY ADMINISTRATIVE CHARGE (AND THE DEDUCTION OF APPLICABLE INVESTMENT ADVISORY FEES AND OTHER EXPENSES OF THE UNDERLYING MUTUAL FUNDS).

                    NOTES TO CASH VALUE PERFORMANCE TABLE

The above Cash-Value performance table shows the effect of the performance quoted on Cash Values and Cash Surrender Values, based on a hypothetical annual premium of $10,000 for a 45 year-old male, non-tobacco preferred, with death benefit option 1 and an initial specified amount of $499,021 (based on a guideline-level premium of $10,000 issued on a preferred basis). The Cash Surrender Value figures reflect the deduction of all applicable Policy Charges, including a deduction from each premium payment, a mortality and expense risk charge, applicable cost of insurance charges, surrender charges, and a monthly administrative charge (and the deduction of applicable investment advisory fees and other expenses of the Underlying Mutual Funds). See the "Policy Charges" section for more information about these charges. The cost of insurance charges may be higher or lower for purchasers who do not meet the profile of the hypothetical purchaser. Illustrations reflecting a potential purchaser's specific characteristics are available from the Company upon request.


**The Underlying Mutual Fund Inception Date is the date the Underlying Mutual Fund first became effective, which is not necessarily the same date the Underlying Mutual Fund was first made available through the Variable Account. For those Underlying Mutual Funds which have not been offered as Sub-Accounts through the Variable Account for one of the quoted periods, the Cash Values will show the investment performance such Underlying Mutual Funds would have achieved (reduced by Underlying Mutual Fund investment advisory fees and expenses) had they been offered as Sub-Accounts through the Variable Account for the period quoted. Certain Underlying Mutual Funds are not as old as some of the periods quoted, therefore, the Cash Values may not be available for all of the periods shown.


THE PRECEDING CASH-VALUE PERFORMANCE TABLE DISPLAYS HISTORICAL INVESTMENT RESULTS OF THE UNDERLYING MUTUAL FUNDS OF THE VARIABLE ACCOUNT. THIS INFORMATION MAY BE USEFUL IN HELPING POTENTIAL INVESTORS IN DECIDING WHICH UNDERLYING MUTUAL FUNDS TO CHOOSE AND IN ASSESSING THE COMPETENCE OF THE UNDERLYING MUTUAL FUNDS' INVESTMENT ADVISERS. THE PERFORMANCE FIGURES SHOWN SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE UNDERLYING PORTFOLIOS OF THE UNDERLYING MUTUAL FUNDS, AND THE MARKET CONDITIONS DURING THE PERIODS OF TIME QUOTED. THE PERFORMANCE FIGURES SHOULD NOT BE CONSIDERED AS ESTIMATES OR PREDICTIONS OF FUTURE PERFORMANCE. INVESTMENT RETURN AND THE PRINCIPAL VALUE OF THE UNDERLYING MUTUAL FUNDS ARE NOT GUARANTEED AND WILL FLUCTUATE SO THAT A POLICY OWNER'S UNITS, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Nationwide Life Insurance Company


We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES.

                                                       KPMG Peat Marwick LLP

Columbus, Ohio
January 31, 1997

             NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        Consolidated Balance Sheets

                         December 31, 1996 and 1995
                              ($000's omitted)

                                         Assets                                                  1996                1995
                                         ------                                               -----------        -----------
Investments (notes 5, 8 and 9):
   Securities available-for-sale, at fair value:
      Fixed maturity securities (cost $11,970,878 in 1996; $11,862,556 in 1995)               $12,304,639         12,485,564
      Equity securities (cost $43,890 in 1996; $23,617 in 1995)                                    59,131             29,953
   Mortgage loans on real estate, net                                                           5,272,119          4,602,764
   Real estate, net                                                                               265,759            229,442
   Policy loans                                                                                   371,816            336,356
   Other long-term investments                                                                     28,668             61,989
   Short-term investments (note 13)                                                                 4,789             32,792
                                                                                              -----------        -----------
                                                                                               18,306,921         17,778,860
                                                                                              -----------        -----------

Cash                                                                                               43,784              9,455
Accrued investment income                                                                         210,182            212,963
Deferred policy acquisition costs                                                               1,366,509          1,020,356
Investment in subsidiaries classified as discontinued operations (notes 1 and 2)                  485,707            506,677
Other assets (note 6)                                                                             426,441            388,214
Assets held in Separate Accounts (note 8)                                                      26,926,702         18,591,108
                                                                                              -----------        -----------
                                                                                              $47,766,246         38,507,633
                                                                                              -----------        -----------
                                                                                              -----------        -----------
                          Liabilities and Shareholder's Equity
                          ------------------------------------
Future policy benefits and claims (notes 6 and 8)                                             $17,179,060         16,358,614
Policyholders' dividend accumulations                                                             361,401            348,027
Other policyholder funds                                                                           60,073             65,297
Accrued federal income tax (note 7):
   Current                                                                                         30,170             35,301
   Deferred                                                                                       162,212            246,627
                                                                                              -----------        -----------
                                                                                                  192,382            281,928
                                                                                              -----------        -----------

Dividend payable to shareholder (notes 1 and 2)                                                   485,707                -
Other liabilities                                                                                 423,047            234,147
Liabilities related to Separate Accounts (note 8)                                              26,926,702         18,591,108
                                                                                              -----------        -----------
                                                                                               45,628,372         35,879,121
                                                                                              -----------        -----------

Commitments and contingencies (notes 6, 9 and 15)

Shareholder's equity (notes 3, 4, 5, 12 and 13):
   Capital shares, $1 par value.  Authorized 5,000,000 shares, issued and
      outstanding 3,814,779 shares                                                                  3,815              3,815
   Additional paid-in capital                                                                     527,874            657,118
   Retained earnings                                                                            1,432,593          1,583,275
   Unrealized gains on securities available-for-sale, net                                         173,592            384,304
                                                                                              -----------        -----------
                                                                                                2,137,874          2,628,512
                                                                                              -----------        -----------
                                                                                              $47,766,246         38,507,633
                                                                                              -----------        -----------
                                                                                              -----------        -----------

See accompanying notes to consolidated financial statements.

             NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                    Consolidated Statements of Income

               Years ended December 31, 1996, 1995 and 1994
                           ($000's omitted)


                                                                                     1996            1995             1994
                                                                                 ----------       ----------       ---------
Revenues (note 16):
   Investment product and universal life insurance product policy charges        $  400,902          286,534         217,245
   Traditional life insurance premiums                                              198,642          199,106         176,658
   Net investment income (note 5)                                                 1,357,759        1,294,033       1,210,811
   Realized losses on investments (note 5)                                             (326)          (1,724)        (16,527)
   Other income                                                                      35,861           20,702          11,312
                                                                                 ----------       ----------       ---------
                                                                                  1,992,838        1,798,651       1,599,499
                                                                                 ----------       ----------       ---------

Benefits and expenses:
   Benefits and claims                                                            1,160,580        1,115,493         992,667
   Provision for policyholders' dividends on participating policies (note 12)        40,973           39,937          38,754
   Amortization of deferred policy acquisition costs                                133,394           82,695          85,568
   Other operating expenses (note 13)                                               342,394          272,954         240,652
                                                                                 ----------       ----------       ---------
                                                                                  1,677,341        1,511,079       1,357,641
                                                                                 ----------       ----------       ---------
      Income from continuing operations before federal income tax expense           315,497          287,572         241,858
                                                                                 ----------       ----------       ---------

Federal income tax expense (benefit) (note 7):
   Current                                                                          116,512           88,700          73,559
   Deferred                                                                          (5,623)          11,108           5,030
                                                                                 ----------       ----------       ---------
                                                                                    110,889           99,808          78,589
                                                                                 ----------       ----------       ---------
      Income from continuing operations                                             204,608          187,764         163,269

Income from discontinued operations (less federal income tax expense of
   $4,453, $7,446 and $10,915 in 1996, 1995 and 1994, respectively) (note 2)         11,324           24,714          20,459
                                                                                 ----------       ----------       ---------

      Net income                                                                 $  215,932          212,478         183,728
                                                                                 ----------       ----------       ---------
                                                                                 ----------       ----------       ---------

See accompanying notes to consolidated financial statements.

                     NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                       Consolidated Statements of Shareholder's Equity

                        Years ended December 31, 1996, 1995 and 1994
                                      ($000's omitted)


                                                                                                 Unrealized
                                                                                               gains (losses)
                                                                Additional                      on securities        Total
                                                    Capital       paid-in       Retained       available-for-    shareholder's
                                                    shares        capital       earnings          sale, net         equity
                                                    -------     ----------      ---------      --------------    -------------
1994:
   Balance, beginning of year                       $3,815        406,089       1,194,519            6,745         1,611,168
   Capital contribution                                -          200,000             -                -             200,000
   Net income                                          -              -           183,728              -             183,728
   Adjustment for change in accounting for
      certain investments in debt and equity
      securities, net (note 4)                         -              -               -            212,553           212,553
   Unrealized losses on securities available-
      for-sale, net                                    -              -               -           (338,971)         (338,971)
                                                    ------        -------       ---------         ---------        ----------
   Balance, end of year                             $3,815        606,089       1,378,247         (119,673)        1,868,478
                                                    ------        -------       ---------         ---------        ----------
                                                    ------        -------       ---------         ---------        ----------

1995:
   Balance, beginning of year                        3,815        606,089       1,378,247         (119,673)        1,868,478
   Capital contribution (note 13)                      -           51,029             -             (4,111)           46,918
   Dividends to shareholder                            -              -            (7,450)             -              (7,450)
   Net income                                          -              -           212,478              -             212,478
   Unrealized gains on securities available-
      for-sale, net                                    -              -               -            508,088           508,088
                                                    ------        -------       ---------         ---------        ----------
   Balance, end of year                             $3,815        657,118       1,583,275          384,304         2,628,512
                                                    ------        -------       ---------         ---------        ----------
                                                    ------        -------       ---------         ---------        ----------

1996:
   Balance, beginning of year                        3,815        657,118       1,583,275          384,304         2,628,512
   Capital contribution (note 13)                      -               25               5              -                  30
   Dividends to shareholder                            -         (129,269)       (366,619)         (39,819)         (535,707)
   Net income                                          -              -           215,932              -             215,932
   Unrealized losses on securities available-
      for-sale, net                                    -              -               -           (170,893)         (170,893)
                                                    ------        -------       ---------         ---------        ----------
   Balance, end of year                             $3,815        527,874       1,432,593          173,592         2,137,874
                                                    ------        -------       ---------         ---------        ----------
                                                    ------        -------       ---------         ---------        ----------

See accompanying notes to consolidated financial statements.

                NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                   Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)


                                                                                  1996           1995            1994
                                                                              ----------      ---------       ---------
Cash flows from operating activities:
   Net income                                                                 $  215,932        212,478         183,728
   Adjustments to reconcile net income to net cash provided by operating activities:
         Capitalization of deferred policy acquisition costs                    (422,572)      (321,327)       (242,431)
         Amortization of deferred policy acquisition costs                       133,394         82,695          85,568
         Amortization and depreciation                                             6,962         10,234           3,603
         Realized (gains) losses on invested assets, net                            (284)         3,250          16,094
         Deferred federal income tax expense (benefit)                             7,603        (30,673)          9,946
         Decrease (increase) in accrued investment income                          2,781        (16,999)        (12,808)
         (Increase) decrease in other assets                                     (38,876)        39,880        (102,676)
         Increase in policy liabilities                                          305,755        135,937         118,361
         Increase in policyholders' dividend accumulations                        13,374         12,639          15,298
         (Decrease) increase in accrued federal income tax payable                (5,131)        30,836          (5,714)
         Increase in other liabilities                                           188,900         26,851             506
         Other, net                                                              (61,679)         1,832         (29,595)
                                                                              ----------      ---------       ---------
            Net cash provided by operating activities                            346,159        187,633          39,880
                                                                              ----------      ---------       ---------

Cash flows from investing activities:
   Proceeds from maturity of securities available-for-sale                     1,162,766        634,553         544,843
   Proceeds from sale of securities available-for-sale                           299,558        107,345         228,308
   Proceeds from maturity of fixed maturity securities held-to-maturity              -          564,450         491,862
   Proceeds from repayments of mortgage loans on real estate                     309,050        207,832         190,574
   Proceeds from sale of real estate                                              18,519         48,331          46,713
   Proceeds from repayments of policy loans and sale of other invested assets     22,795         53,587         120,506
   Cost of securities available-for-sale acquired                             (1,573,640)    (1,942,413)     (1,816,370)
   Cost of fixed maturity securities held-to-maturity acquired                       -         (593,636)       (410,379)
   Cost of mortgage loans on real estate acquired                               (972,776)      (796,026)       (471,570)
   Cost of real estate acquired                                                   (7,862)       (10,928)         (6,385)
   Policy loans issued and other invested assets acquired                        (57,740)       (75,910)        (65,302)
   Short-term investments, net                                                    28,003         77,837         (89,376)
   Purchase of affiliate (note 13)                                                   -              -          (155,000)
                                                                              ----------      ---------       ---------
            Net cash used in investing activities                               (771,327)    (1,724,978)     (1,391,576)
                                                                              ----------      ---------       ---------

Cash flows from financing activities:
   Proceeds from capital contributions                                                30            -           200,000
   Dividends paid to shareholder                                                 (50,000)        (7,450)            -
   Increase in investment product and universal life insurance
      product account balances                                                 2,293,933      2,809,385       3,547,976
   Decrease in investment product and universal life insurance
      product account balances                                                (1,784,466)    (1,258,758)     (2,412,595)
                                                                              ----------      ---------       ---------
            Net cash provided by financing activities                            459,497      1,543,177       1,335,381
                                                                              ----------      ---------       ---------

Net increase (decrease) in cash                                                   34,329          5,832         (16,315)

Cash, beginning of year                                                            9,455          3,623          19,938
                                                                              ----------      ---------       ---------
Cash, end of year                                                             $   43,784          9,455           3,623
                                                                              ----------      ---------       ---------
                                                                              ----------      ---------       ---------

See accompanying notes to consolidated financial statements.

           NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

               Notes to Consolidated Financial Statements

                    December 31, 1996, 1995 and 1994
                            ($000's omitted)

(1)  ORGANIZATION AND DESCRIPTION OF BUSINESS

     Nationwide Life Insurance Company (NLIC) is a wholly owned subsidiary of Nationwide Corporation (Nationwide Corp.). Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Employers Life Insurance Company of Wausau and subsidiaries (ELICW), National Casualty Company (NCC), West Coast Life Insurance Company (WCLIC), Nationwide Advisory Services, Inc. (formerly Nationwide Financial Services, Inc.), Nationwide Investment Services Corporation (formerly PEBSCO Securities Corporation) (NISC) and NWE, Inc. NLIC and its subsidiaries are collectively referred to as "the Company."

     Nationwide Corp. formed Nationwide Financial Services, Inc. (NFS) in November 1996 as a holding company for NLIC and the other companies of the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. On January 27, 1997, Nationwide Corp. contributed to NFS the common stock of NLIC and three marketing and distribution companies. NFS is planning an initial public offering of its Class A common stock during the first quarter of 1997.

     In anticipation of the restructuring described above, on September 24, 1996, NLIC's Board of Directors declared a dividend payable January 1, 1997 to Nationwide Corp. consisting of the outstanding shares of common stock of certain subsidiaries (ELICW, NCC and WCLIC) that do not offer or distribute long-term savings and retirement products. In addition, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and another affiliate effective January 1, 1996. These subsidiaries and all accident and health and group life insurance business have been accounted for as discontinued operations for all periods presented. See notes 2 and 13.

     In addition, as part of the restructuring described above, NLIC intends to make an $850,000 distribution to NFS which will then make an equivalent distribution to Nationwide Corp.

     The Company is a leading provider of long-term savings and retirement products to retail and institutional customers and is subject to competition from other financial services providers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

     The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

          LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those currently recorded in the consolidated financial statements. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

          CREDIT RISK is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

          NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

          INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)  DISCONTINUED OPERATIONS

     As discussed in note 1, NFS is a holding company for NLIC and certain other companies that offer or distribute long-term savings and retirement products. Prior to the contribution by Nationwide Corp. to NFS of the outstanding common stock of NLIC and other companies, NLIC effected certain transactions with respect to certain subsidiaries and lines of business that were unrelated to long-term savings and retirement products.

     On September 24, 1996, NLIC's Board of Directors declared a dividend to Nationwide Corp. consisting of the outstanding shares of common stock of three subsidiaries: ELICW, NCC and WCLIC. ELICW writes group accident and health and group life insurance business and maintains it offices in Wausau, Wisconsin. NCC is a property and casualty company that serves as a fronting company for a property and casualty subsidiary of Nationwide Mutual Insurance Company (NMIC), an affiliate. NCC maintains its offices in Scottsdale, Arizona. WCLIC writes high dollar term life insurance policies and is located in San Francisco, California. ELICW, NCC and WCLIC have been accounted for as discontinued operations for all periods presented. NLIC did not recognize any gain or loss on the disposal of these subsidiaries.

     A summary of the combined results of operations, including the results of the accident and health and group life insurance business ELICW assumed from NLIC in 1996, and assets and liabilities of ELICW, NCC and WCLIC as of and for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                                   1996         1995        1994
                                                                ----------   ---------    ---------
Revenues                                                        $  668,870     422,149       84,226
Net income                                                          11,324      26,456       11,753
Assets, consisting primarily of investments                      3,029,293   2,967,326    2,537,692
Liabilities, consisting primarily of policy benefits and claims  2,543,586   2,460,649    2,179,263

     During 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and NMIC, effective January 1, 1996. See note 13 for a complete discussion of the reinsurance agreements. NLIC has discontinued its accident and health and group life insurance business and in connection therewith has entered into reinsurance agreements to cede all existing and any future writings to other affiliated companies and will cease writing any new business prior to December 31, 1997. NLIC's accident and health and group life insurance business is accounted for as discontinued operations for all periods presented. NLIC did not recognize any gain or loss on the disposal of the accident and health and group life insurance business. The assets, liabilities, results of operations and activities of discontinued operations are distinguished physically, operationally and for financial reporting purposes from the remaining assets, liabilities, results of operations and activities of NLIC.

     A summary of the results of operations, net of amounts ceded to ELICW and NMIC in 1996, and assets and liabilities of NLIC's accident and health and group life insurance business as of and for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                                     1996       1995        1994
                                                                  --------     -------     -------
Revenues                                                          $    -       354,788     362,476
Net income (loss)                                                      -        (1,742)      8,706
Assets, consisting primarily of investments                        259,185     239,426     234,082
Liabilities, consisting primarily of policy benefits and claims    259,185     239,426     234,082

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. Annual Statements for NLIC and its insurance subsidiaries, filed with the department of insurance of each insurance company's state of domicile, are prepared on the basis of accounting practices prescribed or permitted by each department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

     The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

     (a)  CONSOLIDATION POLICY

     The consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries. Subsidiaries that are classified and reported as discontinued operations are not consolidated but rather are reported as "Investment in Subsidiaries Classified as Discontinued Operations" in the accompanying consolidated balance sheets and "Income for Discontinued Operations" in the accompanying consolidated statements of income. All significant intercompany balances and transactions have been eliminated.

     (b)  VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES

     The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1996 or 1995.

     Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate are included in interest income in the period received.

     Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

     Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

     (c)  REVENUES AND BENEFITS

     INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS:
     Investment products consist primarily of individual and group variable and fixed annuities, annuities without life contingencies and guaranteed investment contracts. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

     TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

     ACCIDENT AND HEALTH INSURANCE PRODUCTS: Accident and health insurance premiums are recognized as revenue over the terms of the policies. Policy claims are charged to expense in the period that the claims are incurred. All accident and health insurance business is accounted for as discontinued operations. See note 2.

     (d)  DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges.
     For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. For traditional life products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 3(b).

     (e)  SEPARATE ACCOUNTS

     Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives.

     (f)  FUTURE POLICY BENEFITS

     Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

     Future policy benefits for traditional life insurance policies have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities. See note 6.

     Future policy benefits and claims for collectively renewable long-term disability policies and group long-term disability policies are the present value of amounts not yet due on reported claims and an estimate of amounts to be paid on incurred but unreported claims. The impact of reserve discounting is not material. Future policy benefits and claims on other group health insurance policies are not discounted. All health insurance business is accounted for as discontinued operations. See note 2.

     (g)  PARTICIPATING BUSINESS

     Participating business represents approximately 52% in 1996 (54% in 1995 and 55% in 1994) of the Company's life insurance in force, 78% in 1996 (79% in 1995 and 79% in 1994) of the number of life insurance policies in force, and 40% in 1996 (47% in 1995 and 51% in 1994) of life insurance premiums. The provision for policyholder dividends is based on current dividend scales. Future dividends are provided for ratably in future policy benefits based on dividend scales in effect at the time the policies were issued.

     (h)  FEDERAL INCOME TAX

     The Company, with the exception of ELICW, files a consolidated federal income tax return with NMIC, the majority shareholder of Nationwide Corp. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed. Through 1994, ELICW filed a consolidated federal income tax return with Employers Insurance of Wausau A Mutual Company, an affiliate. Beginning in 1995, ELICW files a separate federal income tax return.

     The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

     (i)  REINSURANCE CEDED

     Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis. All of the Company's accident and health and group life insurance business is ceded to affiliates and is accounted for as discontinued operations. See notes 2 and 13.

     (j)  RECLASSIFICATION

     Certain items in the 1995 and 1994 consolidated financial statements have been reclassified to conform to the 1996 presentation.


(4)  CHANGE IN ACCOUNTING PRINCIPLE

     Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 115 - ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $6,299,665 and $6,721,714, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994 has been recorded as a direct credit to shareholder's equity as follows:

Excess of fair value over amortized cost of fixed maturity
   securities available-for-sale                                   $ 422,049
Adjustment to deferred policy acquisition costs                      (95,044)
Deferred federal income tax                                         (114,452)
                                                                   ---------
                                                                   $ 212,553
                                                                   ---------
                                                                   ---------

(5)  INVESTMENTS

     The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1996:

                                                                           Gross          Gross
                                                            Amortized    unrealized     unrealized      Estimated
                                                              cost         gains          losses        fair value
                                                         ------------    ----------     ----------     -----------
1996:
  Fixed maturity securities:
    U.S. Treasury securities and obligations of U.S.
      government corporations and agencies                  $275,696        4,795          (1,340)        279,151
    Obligations of states and political subdivisions           6,242          450              (2)          6,690
    Debt securities issued by foreign governments            100,656        2,141            (857)        101,940
    Corporate securities                                   7,999,310      285,946         (33,686)      8,251,570
    Mortgage-backed securities                             3,588,974       91,438         (15,124)      3,665,288
                                                         ------------    ----------     ----------     -----------
        Total fixed maturity securities                   11,970,878      384,770         (51,009)     12,304,639
  Equity securities                                           43,890       15,571            (330)         59,131
                                                         ------------    ----------     ----------     -----------
                                                         $12,014,768      400,341         (51,339)     12,363,770
                                                         ------------    ----------     ----------     -----------
                                                         ------------    ----------     ----------     -----------

    The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1995:

                                                                                 Gross           Gross
                                                              Amortized        unrealized      unrealized       Estimated
                                                                 cost            gains           losses         fair value
1995:
  Fixed maturity securities:
    U.S. Treasury securities and obligations of U.S.
      government corporations and agencies                    $310,186          12,764               (1)          322,949
    Obligations of states and political subdivisions             8,655           1,205               (1)            9,859
    Debt securities issued by foreign governments              101,414           4,387              (66)          105,735
    Corporate securities                                     7,888,440         473,681          (25,742)        8,336,379
    Mortgage-backed securities                               3,553,861         165,169           (8,388)        3,710,642
                                                           -----------        --------          -------        ----------
        Total fixed maturity securities                     11,862,556         657,206          (34,198)       12,485,564
  Equity securities                                             23,617           6,382              (46)           29,953
                                                           -----------        --------          -------        ----------
                                                           $11,886,173         663,588          (34,244)       12,515,517
                                                           -----------        --------          -------        ----------
                                                           -----------        --------          -------        ----------

The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  Amortized      Estimated
                                                    cost         fair value
Fixed maturity securities available-for-sale:    -----------     ----------
   Due in one year or less                       $   440,235        444,214
   Due after one year through five years           3,937,010      4,053,152
   Due after five years through ten years          2,809,813      2,871,806
   Due after ten years                             1,194,846      1,270,179
                                                 -----------     ----------
                                                   8,381,904      8,639,351
Mortgage-backed securities                         3,588,974      3,665,288
                                                 -----------     ----------
                                                 $11,970,878     12,304,639
                                                 -----------     ----------
                                                 -----------     ----------

The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

                                                                   1996          1995
                                                                 --------      --------
Gross unrealized gains                                           $349,002       629,344
Adjustment to deferred policy acquisition costs                   (81,939)     (138,914)
Deferred federal income tax                                       (93,471)     (171,649)
                                                                 --------      --------
                                                                  173,592       318,781
Unrealized gains on securities available-for-sale, net, of
   subsidiaries classified as discontinued operations (note 2)          -        65,523
                                                                 --------      --------
                                                                 $173,592       384,304
                                                                 --------      --------
                                                                 --------      --------

An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:

                                                1996        1995           1994
                                              ---------    ---------    ----------
Securities available-for-sale:
   Fixed maturity securities                  $(289,247)     876,332      (675,373)
   Equity securities                              8,905          (26)       (1,927)
Fixed maturity securities held-to-maturity            -       75,626      (398,183)
                                              ---------    ---------    ----------
                                              $(280,342)     951,932    (1,075,483)
                                              ---------    ---------    ----------
                                              ---------    ---------    ----------

     Proceeds from the sale of securities available-for-sale during 1996, 1995 and 1994 were $299,558, $107,345 and $228,308, respectively. During 1996, gross gains of $6,606 ($4,838 and $3,045 in 1995 and 1994, respectively) and gross losses of $6,925 ($2,147 and $21,280 in 1995 and 1994, respectively) were realized on those sales.

     During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $25,429 to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $3,535.

     As permitted by the Financial Accounting Standards Board's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, issued in November 1995 the Company transferred all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $3,320,093, resulting in a gross unrealized gain of $155,940.

     Investments that were non-income producing for the twelve month period preceding December 31, 1996 amounted to $26,805 ($27,712 in 1995) and consisted of $248 ($6,982 in 1995) in fixed maturity securities, $20,633 ($14,740 in 1995) in real estate and $5,924 ($5,990 in 1995) in other long-term investments.

     Real estate is presented at cost less accumulated depreciation of $30,338 as of December 31, 1996 ($30,482 as of December 31, 1995)
     and valuation allowances of $15,219 as of December 31, 1996
     ($25,819 as of December 31, 1995).

     The recorded investment of mortgage loans on real estate considered to be impaired (under SFAS NO. 114 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN as amended by SFAS NO. 118 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN - INCOME RECOGNITION AND DISCLOSURE) as of December 31, 1996 was $51,765 ($44,409 as of December 31, 1995), which includes $41,663 ($23,975 as of December 31, 1995) of impaired mortgage loans on real estate for which the related valuation allowance was $8,485 ($5,276 as of December 31, 1995) and $10,102 ($20,434 as of December 31, 1995) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1996, the average recorded investment in impaired mortgage loans on real estate was approximately $39,674 ($22,181 in 1995) and interest income recognized on those loans was $2,103 ($387 in 1995), which is equal to interest income recognized using a cash-basis method of income recognition.

     Activity in the valuation allowance account for mortgage loans on real estate is summarized for the years ended December 31:

                                                         1996         1995
                                                        -------      ------
Allowance, beginning of year                            $49,128      46,381
     Additions charged to operations                      4,497       7,433
     Direct write-downs charged against the allowance    (2,587)     (4,686)
                                                        -------      ------
Allowance, end of year                                  $51,038      49,128
                                                        -------      ------
                                                        -------      ------

An analysis of investment income by investment type follows for the years ended December 31:

                                                         1996          1995           1994
                                                    ----------      ---------      ---------
Gross investment income:
    Securities available-for-sale:
      Fixed maturity securities                       $917,135        685,787        647,927
      Equity securities                                  1,291          1,330            509
    Fixed maturity securities held-to-maturity               -        201,808        185,938
    Mortgage loans on real estate                      432,815        395,478        372,734
    Real estate                                         44,332         38,344         40,170
    Short-term investments                               4,155         10,576          6,141
    Other                                                3,998          7,239          2,121
                                                    ----------      ---------      ---------
          Total investment income                    1,403,726      1,340,562      1,255,540
Less investment expenses                                45,967         46,529         44,729
                                                    ----------      ---------      ---------
          Net investment income                     $1,357,759      1,294,033      1,210,811
                                                    ----------      ---------      ---------
                                                    ----------      ---------      ---------

An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

                                             1996         1995        1994
                                           -------       ------     -------
Securities available-for-sale:
   Fixed maturity securities               $(3,462)       4,213      (7,296)
   Equity securities                         3,143        3,386       1,422
Mortgage loans on real estate               (4,115)      (7,091)    (20,446)
Real estate and other                        4,108       (2,232)      9,793
                                           -------       ------     -------
                                           $  (326)      (1,724)    (16,527)
                                           -------       ------     -------
                                           -------       ------     -------

     Fixed maturity securities with an amortized cost of $6,161 and $5,592 as of December 31, 1996 and 1995, respectively, were on deposit with various regulatory agencies as required by law.

(6)  FUTURE POLICY BENEFITS AND CLAIMS

     The liability for future policy benefits for investment contracts represents approximately 87% and 87% of the total liability for future policy benefits as of December 31, 1996 and 1995, respectively. The average interest rate credited on investment product policies was approximately 6.3%, 6.6% and 6.5% for the years ended December 31, 1996, 1995 and 1994, respectively.

     The liability for future policy benefits for traditional life insurance policies has been established based upon the following assumptions:

     INTEREST RATES:  Interest rates vary as follows:

     Year of issue                 Interest rates
     -------------       --------------------------------------------------
       1996              6.6%, not graded
       1984-1995         6.0% to 10.5%, not graded
       1966-1983         6.0% to 8.1%, graded over 20 years to 4.0% to 6.6%
       1965 and prior    generally lower than post 1965 issues

     WITHDRAWALS: Rates, which vary by issue age, type of coverage and policy duration, are based on Company experience.

     MORTALITY: Mortality and morbidity rates are based on published tables, modified for the Company's actual experience.

     The Company has entered into a reinsurance contract to cede a portion of its general account individual annuity business to The Franklin Life Insurance Company (Franklin). Total recoveries due from Franklin were $240,451 and $245,255 as of December 31, 1996 and 1995, respectively. The contract is immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contract, Franklin has established a trust as collateral for the recoveries. The trust assets are invested in investment grade securities, the market value of which must at all times be greater than or equal to 102% of the reinsured reserves.

     The Company has reinsurance agreements with certain affiliates as described in note 13. All other reinsurance agreements are not material to either premiums or reinsurance recoverables.

(7)  FEDERAL INCOME TAX

     The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 1996 and 1995 are as follows:

                                                            1996           1995
                                                          --------       --------
Deferred tax assets:
   Future policy benefits                                 $175,571        149,192
   Liabilities in Separate Accounts                        188,426        129,120
   Mortgage loans on real estate and real estate            23,366         25,165
   Other policyholder funds                                  7,407          7,424
   Other assets and other liabilities                       53,757         41,847
                                                          --------       --------
     Total gross deferred tax assets                       448,527        352,748
     Less valuation allowances                              (7,000)        (7,000)
                                                          --------       --------
     Net deferred tax assets                               441,527        345,748
                                                          --------       --------
                                                          --------       --------

Deferred tax liabilities:
   Deferred policy acquisition costs                       399,345        299,579
   Fixed maturity securities                               133,210        227,345
   Deferred tax on realized investment gains                37,597         40,634
   Equity securities and other long-term investments         8,210          3,780
   Other                                                    25,377         21,037
                                                          --------       --------
     Total gross deferred tax liabilities                  603,739        592,375
                                                          --------       --------
                                                          $162,212        246,627
                                                          --------       --------
                                                          --------       --------

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Nearly all future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. There has been no change in the valuation allowance for the years ended December 31, 1996, 1995 and 1994.

     Total federal income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:


                                                      1996               1995               1994
                                                 --------------     --------------     ---------------
                                                  Amount    %        Amount    %         Amount   %
                                                 --------------     --------------     ---------------

Computed (expected) tax expense                  $110,424  35.0     $100,650  35.0     $84,650    35.0
Tax exempt interest and dividends
   received deduction                                (212) (0.1)         (18) (0.0)       (130)   (0.1)
Other, net                                            677   0.3         (824) (0.3)     (5,931)   (2.5)
                                                 --------------     --------------     ---------------
      Total (effective rate of each year)        $110,889  35.2     $ 99,808  34.7     $78,589    32.5
                                                 --------------     --------------     ---------------
                                                 --------------     --------------     ---------------


Total federal income tax paid was $115,839, $51,840 and $83,239 during the years ended December 31, 1996, 1995 and 1994, respectively.


(8)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS NO. 107 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

     These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

     The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

     The following methods and assumptions were used by the Company in estimating its fair value disclosures:

          CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

          FIXED MATURITY AND EQUITY SECURITIES: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

          SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

          MORTGAGE LOANS ON REAL ESTATE: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is the estimated fair value of the underlying collateral.

          INVESTMENT CONTRACTS: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analyses. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

          POLICY RESERVES ON LIFE INSURANCE CONTRACTS: Included are disclosures for individual life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

          POLICYHOLDERS' DIVIDEND ACCUMULATIONS AND OTHER POLICYHOLDER FUNDS:
          The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

          COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 9.

     Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on life insurance contracts were as follows as of December 31, 1996 and 1995:

                                                                  1996                                   1995
                                                      --------------------------------     --------------------------------
                                                        Carrying          Estimated           Carrying          Estimated
                                                         amount          fair value            amount          fair value
                                                      -------------  -----------------     ---------------  ---------------
ASSETS
Investments:
   Securities available-for-sale:
      Fixed maturity securities                        $12,304,639         12,304,639          12,485,564     12,485,564
      Equity securities                                     59,131             59,131              29,953         29,953
   Mortgage loans on real estate, net                    5,272,119          5,397,865           4,602,764      4,961,655
   Policy loans                                            371,816            371,816             336,356        336,356
   Short-term investments                                    4,789              4,789              32,792         32,792
Cash                                                        43,784             43,784               9,455          9,455
Assets held in Separate Accounts                        26,926,702         26,926,702          18,591,108     18,591,108

LIABILITIES
Investment contracts                                    13,914,441         13,484,526          13,229,360     12,876,798
Policy reserves on life insurance contracts              2,971,337          2,775,991           2,836,323      2,733,486
Policyholders' dividend accumulations                      361,401            361,401             348,027        348,027
Other policyholder funds                                    60,073             60,073              65,297         65,297
Liabilities related to Separate Accounts                26,926,702         26,164,213          18,591,108     18,052,362


(9)  ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

     Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $327,456 extending into 1997 were outstanding as of December 31, 1996.

     SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 21% (20% in 1995) in any geographic area and no more than 2% (2% in 1995) with any one borrower as of December 31, 1996.

     The Company had a significant reinsurance recoverable balance from one reinsurer as of December 31, 1996 and 1995. See note 6.

     The summary below depicts loans by remaining principal balance as of December 31, 1996 and 1995:


                                                                                             Apartment
                                         Office         Warehouse           Retail            & other             Total
                                        --------       -----------         --------         ------------       ----------
1996:
  East North Central                    $139,518        119,069              549,064           215,038         1,022,689
  East South Central                      33,267         22,252              172,968            90,623           319,110
  Mountain                                17,972         43,027              113,292            73,390           247,681
  Middle Atlantic                        129,077         54,046              160,833            18,498           362,454
  New England                             33,348         43,581              161,960               -             238,889
  Pacific                                202,562        325,046              424,295           110,108         1,062,011
  South Atlantic                         103,889        134,492              482,934           385,185         1,106,500
  West North Central                     126,467          2,441               75,180            40,529           244,617
  West South Central                     104,877        120,314              197,090           304,256           726,537
                                        --------       -----------         ---------        ------------     ------------
                                        $890,977        864,268            2,337,616         1,237,627         5,330,488
                                        --------       -----------         ---------        ------------
                                        --------       -----------         ---------        ------------
     Less valuation allowances and unamortized discount                                                           58,369
                                                                                                             ------------
          Total mortgage loans on real estate, net                                                            $5,272,119
                                                                                                             ------------
                                                                                                             ------------

1995:
  East North Central                    $138,965        101,925              514,995           175,213           931,098
  East South Central                      21,329         13,053              180,858            82,383           297,623
  Mountain                                  -            17,219              138,220            45,274           200,713
  Middle Atlantic                        116,187         64,813              158,252            10,793           350,045
  New England                              9,559         39,525              148,449                 1           197,534
  Pacific                                183,206        233,186              374,915           105,419           896,726
  South Atlantic                         106,246         73,541              446,800           278,265           904,852
  West North Central                     133,899         14,205               78,065            36,651           262,820
  West South Central                      69,140         92,594              190,299           267,268           619,301
                                        --------       -----------         ---------        ------------     ------------
                                        $778,531        650,061            2,230,853         1,001,267         4,660,712
                                        --------       -----------         ---------        ------------
                                        --------       -----------         ---------        ------------
     Less valuation allowances and unamortized discount                                                           57,948
                                                                                                             ------------
          Total mortgage loans on real estate, net                                                            $4,602,764
                                                                                                             ------------
                                                                                                             ------------

(10) PENSION PLAN

     The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

     Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

     Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan. Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

     Pension costs charged to operations by the Company during the years ended December 31, 1996, 1995 and 1994 were $7,381, $10,478 and
     $10,063, respectively.

     The Company's net accrued pension expense as of December 31, 1996 and 1995 was $1,075 and $1,392, respectively.

     The net periodic pension cost for the Nationwide Insurance
     Enterprise Retirement Plan as a whole for the year ended December 31, 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the years ended December 31, 1995 and 1994 follows:


                                                                            1996                1995                1994
                                                                          --------            --------            --------

     Service cost (benefits earned during the period)                     $ 75,466              64,524             64,740
     Interest cost on projected benefit obligation                         105,511              95,283             73,951
     Actual return on plan assets                                         (210,583)           (249,294)           (21,495)
     Net amortization and deferral                                         101,795             143,353            (62,150)
                                                                          --------            --------            --------
                                                                          $ 72,189              53,866             55,046
                                                                          --------            --------            --------
                                                                          --------            --------            --------

  Basis for measurements, net periodic pension cost:

                                                                            1996                1995                1994
                                                                          --------            --------            --------

     Weighted average discount rate                                        6.00%                7.50%                5.75%
     Rate of increase in future compensation levels                        4.25%                6.25%                4.50%
     Expected long-term rate of return on plan assets                      6.75%                8.75%                7.00%


     Information regarding the funded status of the Nationwide Insurance Enterprise Retirement Plan as a whole as of December 31, 1996 and 1995 follows:


                                                                                 1996                    1995
                                                                             ------------             -----------
          Accumulated benefit obligation:
            Vested                                                            $1,338,554               1,236,730
            Nonvested                                                             11,149                  26,503
                                                                             ------------             -----------
                                                                              $1,349,703               1,263,233
                                                                             ------------             -----------
                                                                             ------------             -----------

          Net accrued pension expense:
            Projected benefit obligation for services rendered to date        $1,847,828               1,780,616
            Plan assets at fair value                                          1,947,933               1,738,004
                                                                             ------------             -----------
              Plan assets in excess of (less than) projected benefit
                obligation                                                       100,105                 (42,612)
            Unrecognized prior service cost                                       37,870                  42,845
            Unrecognized net gains                                              (201,952)                (63,130)
            Unrecognized net asset at transition                                  37,158                  41,305
                                                                             ------------             -----------
                                                                              $  (26,819)                (21,592)
                                                                             ------------             -----------
                                                                             ------------             -----------

     Basis for measurements, funded status of plan:

                                                                                 1996                    1995
                                                                             ------------             -----------

          Weighted average discount rate                                         6.50%                   6.00%
          Rate of increase in future compensation levels                         4.75%                   4.25%


     Assets of the Nationwide Insurance Enterprise Retirement Plan are invested in group annuity contracts of NLIC and ELICW.

(11) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

     The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation; however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

     The Company's accrued postretirement benefit expense as of December 31, 1996 and 1995 was $34,884 and $33,537, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1996, 1995 and 1994 was $3,286, $3,132 and $4,284, respectively.

     The amount of NPPBC for the plan as a whole for the years ended December 31, 1996, 1995 and 1994 was as follows:


                                                                                     1996            1995            1994
                                                                                   --------        --------        --------

Service cost (benefits attributed to employee service during the year)              $ 6,541          6,235          8,586
Interest cost on accumulated postretirement benefit obligation                       13,679         14,151         14,011
Actual return on plan assets                                                         (4,348)        (2,657)        (1,622)
Amortization of unrecognized transition obligation of affiliates                        173          2,966            568
Net amortization and deferral                                                         1,830         (1,619)         1,622
                                                                                   --------        --------        --------
                                                                                    $17,875         19,076         23,165
                                                                                   --------        --------        --------
                                                                                   --------        --------        --------

     Information regarding the funded status of the plan as a whole as of December 31, 1996 and 1995 follows:


                                                                                              1996                1995
                                                                                            --------            --------
     Accrued postretirement benefit expense:
       Retirees                                                                            $  92,954              88,680
       Fully eligible, active plan participants                                               23,749              28,793
       Other active plan participants                                                         83,986              90,375
                                                                                            --------            --------
         Accumulated postretirement benefit obligation (APBO)                                200,689             207,848
       Plan assets at fair value                                                              63,044              54,325
                                                                                            --------            --------
         Plan assets less than accumulated postretirement benefit obligation                (137,645)           (153,523)
       Unrecognized transition obligation of affiliates                                        1,654               1,827
       Unrecognized net gains                                                                (23,225)             (1,038)
                                                                                            --------            --------
                                                                                           $(159,216)           (152,734)
                                                                                            --------            --------
                                                                                            --------            --------


     Actuarial assumptions used for the measurement of the APBO as of December 31, 1996 and 1995 and the NPPBC for 1996, 1995 and 1994 were as follows:


                                                   1996            1996            1995            1995             1994
                                                   APBO            NPPBC           APBO            NPPBC           NPPBC
                                                 --------        ---------       --------        ---------       ---------

     Discount rate                                 7.25%           6.65%           6.75%           8.00%           7.00%
     Long-term rate of return on plan
       assets, net of tax                            -             4.80%             -             8.00%             N/A
     Assumed health care cost trend rate:
       Initial rate                               11.00%          11.00%          11.00%          10.00%          12.00%
       Ultimate rate                               6.00%           6.00%           6.00%           6.00%           6.00%
       Uniform declining period                  12 Years        12 Years        12 Years        12 Years       12 Years


     The health care cost trend rate assumption has an effect on the amounts reported. For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1996 by $701 and the NPPBC for the year ended
     December 31, 1996 by $83.

(12) SHAREHOLDER'S EQUITY, REGULATORY RISK-BASED CAPITAL, RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

     Each insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and each of its insurance company subsidiaries exceed the minimum risk-based capital requirements.

     The statutory capital shares and surplus of NLIC as of December 31, 1996, 1995 and 1994 was $1,000,647, $1,363,031 and $1,262,861,
     respectively. The statutory net income of NLIC for the years ended December 31, 1996, 1995 and 1994 was $73,218, $86,529 and $76,532,
     respectively.

     NLIC is limited in the amount of shareholder dividends it may pay without prior approval by the Department of Insurance of the State of Ohio (the Department). NLIC's dividend of the outstanding shares of common stock of certain companies which was declared on September 24, 1996 and the anticipated $850,000 dividend (as discussed in note 1) are deemed extraordinary under Ohio insurance laws. As a result of such dividends, any dividend paid by NLIC during the 12-month period immediately following the $850,000 dividend would also be an extraordinary dividend under Ohio insurance laws. Accordingly, no such dividend could be paid without prior regulatory approval.

     In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its stockholder.

     The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and stockholder dividends in the future.

     (13) TRANSACTIONS WITH AFFILIATES

     The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1996, 1995 and 1994, the Company made lease payments to NMIC and its subsidiaries of $9,065, $8,986 and $8,133, respectively.

     Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $101,584, $107,112, and $100,601 in 1996, 1995 and 1994, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the inter-company agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $15,111 and $1,186 as of December 31, 1996 and 1995, respectively.

     The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or a stated period, the securities will be repurchased by the seller at the original sales price plus a price differential. Transactions under the agreements during 1996 and 1995 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

     Intercompany reinsurance contracts exist between NLIC and, respectively NMIC and ELICW whereby all of NLIC's accident and health and group life insurance business is ceded on a modified coinsurance basis. NLIC entered into the reinsurance agreements during 1996 because the accident and health and group life insurance business was unrelated to NLIC's long-term savings and retirement products. Accordingly, the accident and health and group life insurance business has been accounted for as discontinued operations for all periods presented. Under modified coinsurance agreements, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of NLIC's agreements, the investment risk associated with changes in interest rates is borne by NMIC or ELICW, as the case may be. Risk of asset default is retained by NLIC, although a fee is paid by NMIC or ELICW, as the case may be, to NLIC for the NLIC's retention of such risk. The agreements will remain in force until all policy obligations are settled. However, with respect to the agreement between NLIC and NMIC, either party may terminate the contract on January 1 of any year with prior notice. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. NLIC believes that the terms of the modified coinsurance agreements are consistent in all material respects with what NLIC could have obtained with unaffiliated parties.

     Amounts ceded to ELICW in 1996 are included in ELICW's results of operations for 1996 which, combined with the results of WCLIC and NCC, are summarized in note 2. Amounts ceded to ELICW in 1996 include premiums of $224,224, net investment income and other revenue of $14,833, and benefits, claims and other expenses of $246,641. Amounts ceded to NMIC in 1996 include premiums of $97,331, net investment income of $10,890, and benefits, claims and other expenses of $100,476.

     The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $4,789 and $9,654 as of December 31, 1996 and 1995, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

     On April, 5 1996, Nationwide Corp. contributed all of the outstanding shares, with shareholder equity value of $30, of NISC to NLIC. NLIC contributed an additional $500 to NISC on August 30, 1996.

     On March 1, 1995, Nationwide Corp. contributed all of the outstanding shares of common stock of Farmland Life Insurance Company (Farmland) to NLIC. Farmland merged into WCLIC effective June 30, 1995. The contribution resulted in a direct increase to consolidated shareholder's equity of $46,918. As discussed in note 2, WCLIC is accounted for as discontinued operations.

     Effective December 31, 1994, NLIC purchased all of the outstanding shares of common stock of ELICW from Wausau Service Corporation
     (WSC) for $155,000. NLIC transferred fixed maturity securities and cash with a fair value of $155,000 to WSC on December 28, 1994, which resulted in a realized loss of $19,239 on the disposition of the securities. The purchase price approximated both the historical cost basis and fair value of net assets of ELICW. ELICW has and will continue to share home office, other facilities, equipment and common management and administrative services with WSC. As discussed in note 2, ELICW is accounted for as discontinued operations.

     Certain annuity products are sold through three affiliated companies which are also subsidiaries of Nationwide Corp. Total commissions and fees paid to these affiliates for the years ended December 31, 1996, 1995 and 1994 were $76,922, $57,280 and $50,168, respectively.


(14) BANK LINES OF CREDIT

     In August 1996, NLIC, along with NMIC, established a $600,000 revolving credit facility which provides for a $600,000 loan over a five year term on a fully revolving basis with a group of national financial institutions. The credit facility provides for several and not joint liability with respect to any amount drawn by either NLIC or NMIC. NLIC and NMIC pay facility and usage fees to the financial institutions to maintain the revolving credit facility. All previously existing line of credit agreements were canceled.

(15) CONTINGENCIES

     The Company is a defendant in various lawsuits. In the opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company's financial position or results of operations.

(16) SEGMENT INFORMATION

     The Company has three primary segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by the Company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses, investment management fees and other revenue earned from mutual funds, other than the portion allocated to the variable annuities and life insurance segments, are reported in the Corporate and Other segment.

     During 1996, the Company changed its reporting segments to better reflect the way the businesses are managed. Prior periods have been restated to reflect these changes.

     The following table summarizes the revenues and income from continuing operations before federal income tax expense for the years ended December 31, 1996, 1995 and 1994 and assets as of December 31, 1996, 1995 and 1994, by business segment.


                                                                         1996                 1995                1994
                                                                      ----------           ----------         -----------

     Revenues:
       Variable Annuities                                            $   284,638             189,071            132,687
       Fixed Annuities                                                 1,092,566           1,051,970            939,868
       Life Insurance                                                    435,657             409,135            383,150
       Corporate and Other                                               179,977             148,475            143,794
                                                                      ----------           ----------         -----------
                                                                     $ 1,992,838           1,798,651          1,599,499
                                                                      ----------           ----------         -----------
                                                                      ----------           ----------         -----------

     Income from continuing operations before
       federal income tax expense:
       Variable Annuities                                                 90,244              50,837             24,574
       Fixed Annuities                                                   135,405             137,000            138,950
       Life Insurance                                                     67,242              67,590             53,046
       Corporate and Other                                                22,606              32,145             25,288
                                                                      ----------           ----------         -----------
                                                                     $   315,497             287,572            241,858
                                                                      ----------           ----------         -----------
                                                                      ----------           ----------         -----------

     Assets:
       Variable Annuities                                             25,069,725          17,333,039         11,146,465
       Fixed Annuities                                                13,994,715          13,250,359         11,668,973
       Life Insurance                                                  3,353,286           3,027,420          2,752,283
       Corporate and Other                                             5,348,520           4,896,815          3,678,303
                                                                      ----------           ----------         -----------
                                                                     $ 47,766,246         38,507,633         29,246,024
                                                                      ----------           ----------         -----------
                                                                      ----------           ----------         -----------


                  NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
          (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                             Consolidated Balance Sheets
                              (in thousands of dollars)




                                                                                   (Unaudited)
                                                                                     June 30,        December 31,
                                        Assets                                         1997             1996
                                        ------                                     ------------      ------------
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity securities (cost $12,049,864 in 1997; $11,970,878 in 1996)    $ 12,319,848        12,304,639
      Equity securities (cost $55,813 in 1997; $43,890 in 1996)                          66,497            59,131
   Mortgage loans on real estate, net                                                 5,141,839         5,272,119
   Real estate, net                                                                     292,935           265,759
   Policy loans                                                                         391,432           371,816
   Other long-term investments                                                           23,336            28,668
   Short-term investments                                                               286,354             4,789
                                                                                   ------------      ------------
                                                                                     18,522,241        18,306,921
                                                                                   ------------      ------------

Cash                                                                                     86,387            43,784
Accrued investment income                                                               209,037           210,182
Deferred policy acquisition costs                                                     1,537,814         1,366,509
Investment in subsidiaries classified as discontinued operations                         -                485,707
Other assets                                                                            404,319           426,441
Assets held in Separate Accounts                                                     32,866,145        26,926,702
                                                                                   ------------      ------------
                                                                                   $ 53,625,943        47,766,246
                                                                                   ------------      ------------
                                                                                   ------------      ------------

                          Liabilities and Shareholder's Equity
                          ------------------------------------
Future policy benefits and claims                                                  $ 17,536,264        17,179,060
Policyholders' dividend accumulations                                                   366,681           361,401
Other policyholder funds                                                                 59,153            60,073
Accrued federal income tax:
   Current                                                                               44,323            30,170
   Deferred                                                                             158,769           162,212
                                                                                   ------------      ------------
                                                                                        203,092           192,382
                                                                                   ------------      ------------

Dividend payable                                                                         -               485,707
Other liabilities                                                                       375,206           423,047
Liabilities related to Separate Accounts                                             32,866,145        26,926,702
                                                                                   ------------      ------------
                                                                                     51,406,541        45,628,372
                                                                                   ------------      ------------

Shareholder's equity:
   Capital shares, $1 par value.  Authorized 5,000,000 shares, issued and
     outstanding 3,814,779 shares                                                         3,815             3,815
   Additional paid-in capital                                                           914,654           527,874
   Retained earnings                                                                  1,159,696         1,432,593
   Unrealized gains on securities available-for-sale, net                               141,237           173,592
                                                                                   ------------      ------------
                                                                                      2,219,402         2,137,874
                                                                                   ------------      ------------
                                                                                   $ 53,625,943        47,766,246
                                                                                   ------------      ------------
                                                                                   ------------      ------------


See accompanying notes to unaudited consolidated financial statements.

                  NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
          (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                          Consolidated Statements of Income
                                     (Unaudited)
                              (in thousands of dollars)


                                                                          Three months ended           Six months ended
                                                                               June 30,                     June 30,
                                                                       ------------------------    ------------------------
                                                                          1997          1996          1997          1996
                                                                       ----------    ----------    ----------    ----------
Revenues:
   Investment product and universal life insurance product
      policy charges                                                   $  129,658        97,955       250,107       186,558
   Traditional life insurance premiums                                     50,295        49,224       105,741       103,012
   Net investment income                                                  351,346       340,266       692,296       669,797
   Realized gains (losses) on investments                                 (11,929)        5,806         9,113         9,374
   Other income                                                            15,908         6,010        25,742        12,219
                                                                       ----------    ----------    ----------    ----------
                                                                          535,278       499,261     1,082,999       980,960
                                                                       ----------    ----------    ----------    ----------

Benefits and expenses:
   Benefits and claims                                                    297,049       285,276       593,419       575,272
   Provision for policyholders' dividends on participating policies        11,542        11,907        22,188        22,687
   Amortization of deferred policy acquisition costs                       39,594        34,865        82,988        70,994
   Other operating expenses                                                94,231        76,108       188,092       141,788
                                                                       ----------    ----------    ----------    ----------
                                                                          442,416       408,156       886,687       810,741
                                                                       ----------    ----------    ----------    ----------
          Income from continuing operations before federal income
             tax expense                                                   92,862        91,105       196,312       170,219
                                                                       ----------    ----------    ----------    ----------

Federal income tax expense:
   Current                                                                 32,477        32,592        55,231        58,617
   Deferred                                                                    10            15        13,978           640
                                                                       ----------    ----------    ----------    ----------
                                                                           32,487        32,746        69,209        59,257
                                                                       ----------    ----------    ----------    ----------

          Income from continuing operations                              60,375         58,359        127,103       110,962

Income from discontinued operations (less federal income tax
   expense of $1,470 and $3,986 in 1996)                                   -              3,100        -              7,295
                                                                       ----------    ----------    ----------    ----------

          Net income                                                   $  60,375         61,459       127,103       118,257
                                                                       ----------    ----------    ----------    ----------
                                                                       ----------    ----------    ----------    ----------



See accompanying notes to unaudited consolidated financial statements.

                  NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
          (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                   Consolidated Statements of Shareholder's Equity
                                     (Unaudited)
                       Six Months Ended June 30, 1997 and 1996
                              (in thousands of dollars)



                                                                                                Unrealized
                                                                                              gains (losses)
                                                            Additional                        on securities         Total
                                            Capital           paid-in          Retained       available-for-     shareholder's
                                            shares            capital          earnings          sale, net          equity
                                       ----------------  ----------------  ----------------  ----------------  ----------------
1996:
   Balance, January 1, 1996            $          3,815           657,118         1,583,275           384,304         2,628,512
   Capital of contributed subsidiary            -                      30           -                 -                      30
   Net income                                   -                 -                 118,257           -                 118,257
   Unrealized losses on securities
     available-for-sale, net                    -                 -                 -                (275,185)         (275,185)
                                       ----------------  ----------------  ----------------  ----------------  ----------------
   Balance, June 30, 1996              $          3,815           657,148         1,701,532           109,119         2,471,614
                                       ----------------  ----------------  ----------------  ----------------  ----------------
                                       ----------------  ----------------  ----------------  ----------------  ----------------



1997:
   Balance, January 1, 1997                       3,815           527,874         1,432,593           173,592         2,137,874
   Capital contributions                        -                 836,780           -                 -                 836,780
   Dividends to shareholder                     -                (450,000)         (400,000)          -                (850,000)
   Net income                                   -                 -                 127,103           -                 127,103
   Unrealized losses on securities
     available-for-sale, net                    -                 -                 -                 (32,355)          (32,355)
                                       ----------------  ----------------  ----------------  ----------------  ----------------
   Balance, June 30, 1997              $          3,815           914,654         1,159,696           141,237         2,219,402
                                       ----------------  ----------------  ----------------  ----------------  ----------------
                                       ----------------  ----------------  ----------------  ----------------  ----------------



See accompanying notes to unaudited consolidated financial statements.

                  NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
          (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                        Consolidated Statements of Cash Flows
                                     (Unaudited)
                       Six Months Ended June 30, 1997 and 1996
                              (in thousands of dollars)


                                                                                       1997              1996
                                                                                   ------------      ------------
 Cash flows from operating activities:
   Net income                                                                      $    127,103           118,257
  Adjustments to reconcile net income to net cash provided by (used in)
        operating activities:
       Capitalization of deferred policy acquisition costs                             (235,735)         (214,486)
       Amortization of deferred policy acquisition costs                                 82,988            70,994
       Amortization and depreciation                                                      1,964             8,613
       Realized gains on investments, net                                                (9,113)           (9,374)
       Deferred federal income tax                                                       13,978            23,864
       Decrease (increase) in accrued investment income                                   1,145              (814)
       Decrease (increase) in other assets                                               21,708           (81,888)
       Increase (decrease) in policyholder account balances                              55,237           (63,997)
       Increase in policyholders' dividend accumulations                                  5,280             7,113
       Increase in accrued federal income tax payable                                    14,153             8,579
       (Decrease) increase in other liabilities                                         (47,841)           63,206
       Other, net                                                                        (2,317)           (2,344)
                                                                                   ------------      ------------
         Net cash provided by (used in) operating activities                             28,550           (72,277)
                                                                                   ------------      ------------

 Cash flows from investing activities:
   Proceeds from maturity of securities available-for-sale                              437,694           685,247
   Proceeds from sale of securities available-for-sale                                  225,855           194,207
   Proceeds from repayments of mortgage loans on real estate                            164,699           123,064
   Proceeds from sale of real estate                                                     23,214             8,163
   Proceeds from repayments of policy loans and sale of other invested assets            21,908            27,108
   Cost of securities available-for-sale acquired                                    (1,236,560)         (769,786)
   Cost of mortgage loans on real estate acquired                                      (418,593)         (486,706)
   Cost of real estate acquired                                                         (21,506)           (2,893)
   Policy loans issued and other invested assets acquired                               (37,785)          (42,936)
   Short-term investments, net                                                         (282,700)           26,109
                                                                                   ------------      ------------
       Net cash used in investing activities                                         (1,123,774)         (238,423)
                                                                                   ------------      ------------

 Cash flows from financing activities:
   Proceeds from capital contributions                                                  836,780             -
  Increase in investment product and universal life insurance product
    account balances                                                                  1,511,167         1,284,221
  Decrease in investment product and universal life insurance product
    account balances                                                                 (1,210,120)         (918,291)
                                                                                   ------------      ------------
       Net cash provided by financing activities                                      1,137,827           365,930
                                                                                   ------------      ------------

 Net increase in cash                                                                    42,603            55,230

 Cash, beginning of period                                                               43,784             9,455
                                                                                   ------------      ------------
 Cash, end of period                                                               $     86,387            64,685
                                                                                   ------------      ------------
                                                                                   ------------      ------------


See accompanying notes to unaudited consolidated financial statements.

                  NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
          (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                 Notes to Unaudited Consolidated Financial Statements
                            Six Months Ended June 30, 1997


(1) ORGANIZATION AND BASIS OF PRESENTATION

    Prior to January 27, 1997, Nationwide Life Insurance Company (NLIC) was a wholly owned subsidiary of Nationwide Corporation (Nationwide Corp.). On January 27, 1997, Nationwide Corp. contributed the common stock of NLIC to Nationwide Financial Services, Inc. (NFS). NFS was formed by Nationwide Corp. in November 1996 as a holding company for members of the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. NLIC and its subsidiaries are collectively referred to as "the Company."

    The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles, which differ from statutory accounting practices prescribed or permitted by regulatory authorities, for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The financial information included herein reflects all adjustments (all of which are normal and recurring in nature) which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Operating results for all periods presented are not necessarily indicative of the results that may be expected for the full year. All significant intercompany balances and transactions have been eliminated. The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 1996 included in the Company's annual report on Form 10-K.


(2) DIVIDENDS AND CAPITAL CONTRIBUTIONS

    On September 24, 1996, NLIC's Board of Directors declared a dividend to Nationwide Corp. consisting of the common stock of certain subsidiaries classified as discontinued operations. As of and during the year ended December 31, 1996, these previously wholly owned subsidiaries of NLIC were classified as discontinued operations since they do not offer or distribute long-term savings and retirement products. The dividend was paid by NLIC on January 1, 1997.

    On February 24, 1997, NLIC paid a dividend to NFS, which made an equivalent dividend to Nationwide Corp., consisting of securities having an aggregate market value of $850.0 million. NLIC recognized a gain of $14.4 million on the transfer of securities.

    On March 10, 1997 and March 11, 1997, NFS made cash capital contributions to NLIC totaling $836.8 million.

                             PART II - OTHER INFORMATION

                          CONTENTS OF REGISTRATION STATEMENT

This Registration Statement to Form S-6 Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 84 pages.

Representations and Undertakings.

The Signatures.

Accountants' Consent

The following exhibits required by Forms N-8B-2 and S-6:

1.  Power of Attorney                  Incorporated within the Resolution of
                                       the Depositor's Board of Directors.  See
                                       Exhibit 2.

2.  Resolution of the Depositor's      Filed previously in connection with
    Board of Directors authorizing     SEC File No. 333-31725 and is hereby
    the establishment of the           incorporated by reference.
    Registrant, adopted

3.  Distribution Contracts             Filed previously in connection with SEC
                                       File No. 333-27133 and is hereby
                                       incorporated herein by reference.

4.  Form of Security                   Filed previously in connection with SEC
                                       File No. 333-31725 and is hereby
                                       incorporated by reference.

5.  Articles of Incorporation of       Filed previously in connection with
    Depositor                          SEC File No. 333-27133 and is hereby
                                       incorporated herein by reference.

6.  Application form of Security       To be filed via Pre-Effective Amendment.

7.  Opinion of Counsel                 Filed previously in connection with SEC
                                       File No. 333-31725 and is hereby
                                       incorporated by reference.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the Policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                      SIGNATURES

    As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-4, has caused this Pre-Effective Amendment No. 1 to be signed on its behalf in the City of Columbus, and the State of Ohio, on this 3rd day of October, 1997.

                             NATIONWIDE VLI SEPARATE ACCOUNT-4
                             ---------------------------------
                                       (Registrant)

(Seal)                       NATIONWIDE LIFE INSURANCE COMPANY
                             ---------------------------------
Attest:                                (Depositor)

by/s/ W. SIDNEY DRUEN        By:       by/s/ JOSEPH P. RATH
---------------------           ------------------------------
W. Sidney Druen                        Joseph P. Rath -
Assistant Secretary                    Vice President -
                                 Product and Market Compliance


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 3rd day of October, 1997.


    SIGNATURE                       TITLE

LEWIS J. ALPHIN                   Director
-------------------------
Lewis J. Alphin

KEITH W. ECKEL                    Director
-------------------------
Keith W. Eckel

WILLARD J. ENGEL                  Director
-------------------------
Willard J. Engel

FRED C. FINNEY                    Director
-------------------------
Fred C. Finney

CHARLES L. FUELLGRAF, JR.         Director
-------------------------
Charles L. Fuellgraf, Jr.

JOSEPH J. GASPER             President/Chief Operating Officer and Director
-------------------------
Joseph J. Gasper

HENRY S. HOLLOWAY            Chairman of the Board and Director
-------------------------
Henry S. Holloway

DIMON R. MCFERSON            Chairman and Chief Executive Officer - Nationwide
-------------------------         Insurance Enterprise and Director
Dimon R. McFerson

DAVID O. MILLER                   Director
-------------------------
David O. Miller

C. RAY NOECKER                    Director
-------------------------
C. Ray Noecker

ROBERT A. OAKLEY             Executive Vice President-Chief Financial Officer
-------------------------
Robert A. Oakley

JAMES F. PATTERSON                Director               by/s/JOSEPH P. RATH
-------------------------                             -------------------------
James F. Patterson                                         Joseph P. Rath
                                                           Attorney-in-Fact
ARDEN L. SHISLER                  Director
-------------------------
Arden L. Shisler

ROBERT L. STEWART                 Director
-------------------------
Robert L. Stewart

NANCY C. THOMAS                   Director
-------------------------
Nancy C. Thomas

HAROLD W. WEIHL                   Director
-------------------------
Harold W. Weihl


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